Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 8, 2008

AMONG

MIDDLESEX SAVINGS BANK

AND

SERVICE BANCORP, M.H.C.,

SERVICE BANCORP, INC.,

AND

STRATA BANK

5.15	Employee Benefit Plans	35
5.16	Labor Matters	38
5.17	Environmental Matters	38
5.18	Tax Matters	39
5.19	Risk Management Instruments	41
5.20	Investment Securities	41
5.21	Loans; Nonperforming and Classified Assets	42
5.22	Bank Owned Life Insurance	43
5.23	Properties	43
5.24	Intellectual Property	44
5.25	Fiduciary Accounts	44
5.26	Capitalization	44
5.27	CRA, Bank Secrecy, Anti-Money Laundering and Customer Information Security	44
5.28	Books and Records	45
5.29	Insurance	45
5.30	Allowance for Loan Losses	45
5.31	Credit Card Accounts	45
5.32	Merchant Processing	45
5.33	Transactions with Affiliates	45
5.34	Required Vote; Antitakeover Provisions	46
5.35	Fairness Opinion	46
5.36	Transactions in Securities	46
5.37	Proxy Statement	46
5.38	Full Disclosure	47

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF MIDDLESEX		47
6.1	Organization, Standing and Authority	48
6.2	No MB MHC Stock	48
6.3	Subsidiaries	48
6.4	Corporate Power	49
6.5	Corporate Authority	49
6.6	Regulatory Approvals; No Defaults	49
6.7	Litigation	50
6.8	Regulatory Matters	50
6.9	Compliance with Laws	51
6.10	No Brokers	51
6.11	Required Vote; Antitakeover Provisions	51
6.12	Reserved	51
6.13	Proxy Statement	51
6.14	Ownership of Service Common Stock	52
6.15	Financial Ability	52
6.16	Disclosure	52

ARTICLE VII COVENANTS		53
7.1	Reasonable Best Efforts	53
7.2	Shareholder Approval	53

7.3	Corporator Approval	54
7.4	Regulatory Filings	55
7.5	Press Releases	56
7.6	Access; Information	57
7.7	Acquisition Proposals	58
7.8	Certain Policies	60
7.9	Indemnification	61
7.10	Troubled Asset Relief Program.	62
7.11	Employment and Benefit Matters	63
7.12	Notification of Certain Matters	64
7.13	Update of Disclosure Schedule	65
7.14	Current Information	65
7.15	Loan Loss Reserves	65
7.16	ALCO Management	65
7.17	Transition; Information Systems Conversion	66
7.18	Takeover Laws	66
7.19	MHC Conversion	66
7.20	Lease Assignments; Third Party Consents	67

ARTICLE VIII CONDITIONS TO CONSUMMATION OF THE MERGERS		67
8.1	Conditions to Each Party’s Obligation to Effect the Mergers	67
8.2	Conditions to Obligation of Strata	68
8.3	Conditions to Obligations of Middlesex	68

ARTICLE IX TERMINATION		69
9.1	Termination	69
9.2	Effect of Termination; Expenses	71
9.3	Strata Special Payment	72
9.4	Middlesex Special Payment	72
9.5	Other Termination Provisions	72

ARTICLE X MISCELLANEOUS		73
10.1	Survival	73
10.2	Waiver; Amendment	73
10.3	Counterparts and Facsimile Signatures	73
10.4	Governing Law	73
10.5	Expenses	74
10.6	Notices	74
10.7	Entire Understanding; No Third-Party Beneficiaries	75
10.8	Severability	75
10.9	Enforcement of the Agreement	75
10.10	Interpretation	76
10.11	Assignment	76
10.12	Alternative Structure	76

ANNEXES

Annex A	List of Voting Shareholders and Strata Voting Trustees
Annex B	Form of Voting Agreement (Voting Shareholders)
Annex C	Form of Voting Agreement (Strata Voting Trustees)
Annex D	List of Voting Trustees (Middlesex)
Annex E	Form of Voting Agreement (Middlesex)

AGREEMENT AND PLAN OF MERGER

PREAMBLE

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 8, 2008, is by and among (i) Middlesex Savings Bank, a Massachusetts-chartered savings bank (“MSB”), and (ii) Strata Bank, a Massachusetts-chartered savings bank (“Strata Bank”), Service Bancorp, Inc., a Massachusetts corporation and the parent company of Strata Bank (“Service”), and Service Bancorp, M.H.C., a Massachusetts-chartered mutual holding company and the majority shareholder of Service (“Service MHC”). Each of MSB, Strata Bank, Service and Service MHC is sometimes individually referred to in this Agreement as a “party” and collectively as the “parties.”

1. MSB is a Massachusetts-chartered mutual savings bank, which, prior to the consummation of the Transactions, intends to convert to the mutual holding company form of organization (the “MHC Conversion”) in accordance with the applicable provisions of Massachusetts law. As a result of the MHC Conversion, Middlesex Bancorp, MHC (“MB MHC”) shall be organized as a Massachusetts-chartered mutual holding company and shall become the owner of one hundred percent (100%) of the issued and outstanding capital stock of MSB, which shall then be in stock form. MSB has, and MB MHC shall have, their principal offices located in Natick, Massachusetts.

2. Promptly upon completion of the MHC Conversion, MB MHC shall enter into the Joinder Agreement (as hereinafter defined) pursuant to Section 7.19 hereof.

3. Service MHC owns a majority of the outstanding capital stock of Service, which, in turn, owns all of the outstanding capital stock of Strata Bank. Strata Bank, Service and Service MHC all have their principal offices located in Medway, Massachusetts.

4. The respective Boards of Trustees and Directors of the parties deem it advisable and in the best interests of the parties, as well as of the shareholders of Service, to consummate the following merger transactions: (i) Service MHC shall merge with and into MB MHC, with MB MHC as the surviving entity (the “MHC Merger”), (ii) Service shall merge with and into MB MHC, with MB MHC as the surviving entity (the “Mid-Tier Merger”), (iii) Strata Bank shall merge with and into MSB (the “Bank Merger”), with MSB as the surviving institution (MSB, as the surviving institution, is sometimes referred to in this Agreement as “New Bank”), and New Bank shall remain a subsidiary of MB MHC, (iv) concurrently with step (i), each outstanding share of Service Common Stock previously held by any shareholder other than Service MHC (collectively, the “Public Shares”) shall be canceled and exchanged for an amount of cash per share equal to the Per Share Merger Consideration to be paid by Middlesex pursuant to the terms of this Agreement, and (v) as a result of the foregoing, the interests of Strata Bank depositors in Service MHC shall cease to exist and shall be converted into interests of the same nature in MB MHC.

5. The parties intend each of the MHC Merger, the Mid-Tier Merger, and the Bank Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

In view of the foregoing and for other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS; DISCLOSURE

1.1 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

(a) “Acquisition Proposal” shall mean (i) a proposal or offer by any Person (other than Middlesex) to Service or the shareholders of Service contemplating, relating to, or that could reasonably be expected to lead to, a Change in Control Transaction, (ii) a public statement by any Person (other than Middlesex) to Service or the shareholders of Service of such Person’s intention to make a proposal contemplating, relating to, or that could reasonably be expected to lead to, a Change in Control Transaction if this Agreement terminates, or (iii) the filing by any Person (other than Middlesex) of an application or notice with any Governmental Authority (whether in draft or final form) contemplating, relating to, or that could reasonably be expected to lead to, a Change in Control Transaction.

(b) “Affiliate” shall mean a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For purposes of this definition, the terms “control,” “controlled by” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

(c) “Aggregate Merger Consideration” shall be equal to the aggregate Per Share Merger Consideration payable with respect to all Public Shares pursuant to Section 3.1(b), plus the aggregate amount payable to holders of Service Options pursuant to Section 3.7. For avoidance of doubt, the Aggregate Merger Consideration shall be an amount not to exceed $21,786,022.

(d) “Agreement” shall mean this Agreement, as amended or modified from time to time in accordance with Section 10.2.

(e) “Bank Regulator” shall mean and include any pertinent federal or state Governmental Authority charged with the supervision of banks or bank or financial holding companies or engaged in the insurance of bank deposits, including, without limitation, the FRB, the FDIC, the DIF, the Commissioner and the BBI.

(f) “BBI” shall mean the Massachusetts Board of Bank Incorporation.

(g) “Benefit Plan” shall mean a pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Strata.

(h) “BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

(i) “Business Day” shall mean Monday through Friday of each week, except (i) a legal holiday recognized as such by the United States government, or (ii) any day on which banking institutions in the Commonwealth of Massachusetts are authorized or obligated to close.

(j) “Certificate” shall mean any certificate which, immediately prior to the Mid-Tier Effective Time, represented Public Shares.

(k) “Change in Control Transaction” shall mean any transaction or series of transactions involving (i) a merger, reorganization, tender or exchange offer, recapitalization, liquidation, share exchange, consolidation or similar transaction involving Service MHC or any Subsidiary of Service MHC whose assets constitute more than fifteen percent (15%) of the consolidated assets of Service MHC, (ii) the disposition, by sale, lease, exchange, pledge or transfer or otherwise, of assets of Service MHC or any Subsidiary of Service MHC representing in either case fifteen percent (15%) or more of the consolidated assets of Service MHC, (iii) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction), or the acquisition of, securities (or options, rights or warrants to purchase or securities convertible into such securities) representing fifteen percent (15%) or more of the voting power of Service MHC or any Subsidiary of Service MHC whose assets constitute more than fifteen percent (15%) of the consolidated assets of Service MHC, (iv) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of Service or any of its Subsidiaries; or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(l) “Commissioner” shall mean the Commissioner of Banks of the Commonwealth of Massachusetts.

(m) “CPP” shall mean the Treasury’s Capital Purchase Program under the Emergency Economic Stabilization Act of 2008.

(n) “CRA” shall mean the Community Reinvestment Act of 1977, as amended, and the implementing regulations thereunder issued by the FRB.

(o) “DIF” shall mean the Depositors Insurance Fund of Massachusetts.

(p) “ECOA” shall mean the Equal Credit Opportunity Act, as amended, and the implementing regulations thereunder issued by the FRB.

(q) “Equity Interests” shall mean, with respect to any Person, capital stock or other ownership or equity interests of such Person or any Subsidiary, and warrants, options, rights, subscriptions, calls, commitments, convertible securities and other arrangements or commitments of any character which call for the Person to issue, deliver or dispose, or cause to be issued, delivered or disposed, any of its or its Subsidiaries’ capital stock or other ownership or equity interests of such Person or any Subsidiary.

(r) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(s) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(t) “Fair Housing Act” shall mean the Fair Housing Act, as amended.

(u) “FDIC” shall mean the Federal Deposit Insurance Corporation.

(v) “Federal Reserve Act” shall mean the Federal Reserve Act, as amended.

(w) “FRB” shall mean the Board of Governors of the Federal Reserve System.

(x) “GAAP” shall mean United States generally accepted accounting principles.

(y) “Governmental Authority” shall mean any United States or foreign, federal, state or local governmental commission, board, body, bureau, agency or other regulatory authority (including all Bank Regulators), including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designated to act for or on behalf of the foregoing.

(z) “Hazardous Substance” shall mean any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive materials, or (iii) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law. “Hazardous Substances” does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purpose of cleaning or other maintenance operations, provided such substances are otherwise in compliance with Environmental Law.

(aa) “IRS” shall mean the United Stated Internal Revenue Service.

(bb) “Joinder Agreement” shall mean the agreement by which MB MHC becomes a party to this Agreement, the form of which is attached as Exhibit 1.1(bb) to this Agreement.

(cc) “Joint Venture” shall mean any corporation, limited liability company, limited liability partnership, partnership, joint venture, trust, association or other entity that is not a Subsidiary of Strata or Middlesex and in which (i) Strata or Middlesex, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other Equity Interests, including, without limitation, an equity investment, as such term as of the date of this Agreement is defined in the FDIC’s rules and regulations regarding activities and investments of insured state banks at 12 C.F.R. § 362.2(g), or (ii) Strata or Middlesex is a general partner.

(dd) “Knowledge” or any words or phrases of similar effect shall mean, with respect to Strata, the actual knowledge of any of the persons named in Section 1.1(dd) of Strata’s Disclosure Schedule, and with respect to Middlesex, means the actual knowledge of any of the persons named in Section 1.1(dd) of Middlesex’s Disclosure Schedule.

(ee) “Liens” shall mean any mortgage, deed of trust, pledge, security interest, hypothecation, lien (including environmental and Tax liens), charge, lease, license, encumbrance, servient easement, deed restriction, adverse claim, reversion, reverter, restrictive covenant, condition, option, right of first refusal or restriction of any kind (including, without limitation, any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing.

(ff) “Loan Loss Reserves” shall mean the reserves established by Strata Bank or MSB in accordance with its customary practices with respect to Loans as of the Closing Date.

(gg) “Material Contract” shall mean each contract described in Section 5.13(a)(i) through (xix).

(hh) “MB MHC Board” shall mean the Board of Trustees of MB MHC.

(ii) “MB MHC Bylaws” shall mean the Bylaws of MB MHC.

(jj) “MB MHC Charter” shall mean the Amended and Restated Charter of MB MHC.

(kk) “MBCA” shall mean the Massachusetts Business Corporations Act, MGL Chapter 156D, §§1 et seq., as amended.

(ll) “MHPF” shall mean the Massachusetts Housing Partnership Fund.

(mm) “Middlesex” shall mean each of MSB, MB MHC from and after the date of execution of the Joinder Agreement, and the Subsidiaries of each of the foregoing, individually and collectively.

(nn) “Middlesex Material Adverse Effect” shall mean an effect, event or change that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on Middlesex’s ability to consummate the MHC Merger, the Mid-Tier Merger or any of the other transactions contemplated by this Agreement or perform its obligations under this Agreement or the Bank Merger Agreement, (ii) would reasonably be expected to prevent or materially delay the consummation of the MHC Merger, the Mid-Tier Merger or any of the other transactions contemplated by this Agreement, or (iii) would reasonably be expected to have a material adverse effect on Middlesex’s ability to obtain in a timely manner all regulatory approvals required to consummate the Transactions.

(oo) “Middlesex Voting Agreement” shall mean those certain Voting Agreements (each of which is in the form set forth on Annex E to this Agreement) executed by the Middlesex Voting Trustees in connection with the execution and delivery of this Agreement.

(pp) “Middlesex Voting Trustees” shall mean the Persons listed on Annex D to this Agreement.

(qq) “MSB Board” shall mean the Board of Trustees of MSB.

(rr) “MSB Bylaws” shall mean the Bylaws of MSB.

(ss) “MSB Charter” shall mean the Charter of MSB.

(tt) “Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

(uu) “National Labor Relations Act” shall mean the National Labor Relations Act, as amended.

(vv) “OREO” shall mean other real estate owned.

(ww) “Per Share Merger Consideration” shall mean $28.00 in cash.

(xx) “Person” shall mean any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

(yy) “Recent Past Practice” shall mean Strata’s practice since September 30, 2008.

(zz) “Representatives” shall mean, with respect to Middlesex or Strata, as applicable, its employees, corporators, officers, directors, trustees, investment bankers, financial advisors, attorneys, accountants, consultants, agents and other representatives.

(aaa) “SEC” shall mean the Securities and Exchange Commission.

(bbb) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(ccc) “Service Board” shall mean the Board of Directors of Service.

(ddd) “Service Bylaws” shall mean the Bylaws of Service.

(eee) “Service Charter” shall mean the Articles of Organization of Service.

(fff) “Service Common Stock” shall mean the common stock, $0.01 par value per share, of Service.

(ggg) “Service Equity Plans” shall mean the Service Stock Option Plan and the Service Recognition and Retention Plan.

(hhh) “Service Option” shall mean the option to acquire Service Common Stock issued under the Service Stock Option Plan.

(iii) “Service Preferred Stock” shall mean the serial preferred stock, par value $0.01 per share, of Service.

(jjj) “Service Recognition and Retention Plan” shall mean Service’s 1999 Recognition and Retention Plan.

(kkk) “Service Stock” shall mean, collectively, Service Common Stock and Service Preferred Stock.

(lll) “Service Stock Option Plan” shall mean Service’s Amended and Restated 1999 Stock Option Plan.

(mmm) “Shareholder Voting Agreements” shall mean those certain Voting Agreements (each of which is in the form set forth on Annex B to this Agreement) executed by the Voting Shareholders in connection with the execution and delivery of this Agreement.

(nnn) “Strata” shall mean each of Strata Bank, Service and Service MHC and the Subsidiaries of each of the foregoing, individually and collectively.

(ooo) “Strata Material Adverse Effect” shall mean any fact, event, development, change, effect or circumstance that, individually or in the aggregate, (i) is or would be reasonably likely to be material and adverse to the financial position, results of operations, cash flows, business, operations, assets, liabilities, condition (financial or otherwise) of Service MHC and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent Service MHC or any of its Subsidiaries from performing their respective obligations under this Agreement or the Bank Merger Agreement, or consummating the Transactions; provided, however, that “Strata Material Adverse Effect” shall not be deemed to include the effect of (A) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Strata Governmental Authorities, (B) changes in GAAP or regulatory accounting requirements applicable to depository institutions and their holding companies generally, (C) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally and not specifically related to Strata, including, but not limited to, any changes in the levels of interest rates, price levels or trading volumes in the United States or foreign securities markets and including any change to any previously correctly applied asset mark resulting therefrom, (D) direct effects of the negotiation and execution of, and compliance with, this Agreement on the operating performance of Strata, including expenses incurred by Strata in connection with this Agreement and consummation of the Transactions, (E) the effects of any action or omission taken by Strata with the prior consent of Middlesex, or as otherwise contemplated by this Agreement and the Bank Merger Agreement, (F) the announcement or pendency of the Transactions, (G) any modification or change to Strata valuation policies and practices in connection with the Transactions or restructuring charges taken in connection with the Transactions, in each case in accordance with GAAP and with Middlesex’s prior consent, or (H) any failure by Strata to meet any estimate of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; provided, however, that the exception in this clause (H) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Strata Material Adverse Effect.

(ppp) “Strata Trustees Voting Agreement” shall mean those certain Voting Agreements (each of which is in the form set forth on Annex C to this Agreement) executed by the Strata Voting Trustees in connection with the execution and delivery of this Agreement.

(qqq) “Strata Voting Trustees” shall mean the Persons listed on Annex A to this Agreement.

(rrr) “Strata’s Balance Sheet” shall mean the audited consolidated balance sheet of Strata as of June 30, 2008.

(sss) “Strata’s Balance Sheet Date” shall mean June 30, 2008.

(ttt) “Subsidiary” shall have the meaning ascribed to that term in Rule 1-02 of Regulation S-X of the SEC.

(uuu) “Takeover Law” shall mean any laws of the Commonwealth of Massachusetts related to “moratorium,” “business combination,” “control share,” “fair price” or other takeover defense laws and regulations.

(vvv) “Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

(www) “Tax Returns” shall mean any return, declaration, report, claim for refund, information return or other document (including any schedules or attachments thereto) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

(xxx) “Tender Offer” shall mean a tender offer or exchange offer to purchase any shares of Service Common Stock such that, upon consummation of such offer, the Person making such tender offer or exchange offer would own or control fifteen percent (15%) or more of the then Public Shares.

(yyy) “Transaction Documents” shall mean this Agreement, the Bank Merger Agreement and any other ancillary documents related to the Transactions.

(zzz) “Transactions” shall mean the MHC Merger, the Mid-Tier Merger and the Bank Merger, and any other transactions contemplated by this Agreement.

(aaaa) “Treasury” shall mean the United States Department of the Treasury.

(bbbb) “Treasury Preferred Shares” shall mean preferred stock issued to the Treasury pursuant to, and in accordance with the terms of, the CPP under the Emergency Economic Stabilization Act of 2008.

(cccc) “Voting Shareholders” shall mean the Persons listed on Annex A to this Agreement.

1.2 Other Defined Terms. Definitions of the defined terms listed below are contained in the Section set forth opposite the defined term in the table below:

Defined Term	Section of Agreement
Advisory Committee	Section 2.3(e)
Bank Effective Time	Section 2.3(b)
Bank Merger	Preamble
Bank Merger Agreement	Section 2.3(a)
BOLI	Section 5.22
Burdensome Condition	Section 7.4(a)
Closing	Section 2.6(c)
Closing Date	Section 2.6(c)
Code	Preamble
Confidentiality Agreement	Section 7.7(b)
Continuing Strata Employees	Section 7.11(a)
CPP Notice	Section 7.10(a)
CPP Structure	Section 7.10(b)
Derivatives Contract	Section 5.19
Designated Employee and Designated Employees	Section 7.11(g)
Disclosure Schedule	Section 1.4
Dissenting Shares	Section 3.5
Environmental Laws	Section 5.17(i)
ERISA Affiliate	Section 5.15(a)
Exchange Fund	Section 3.2(a)
Expense Amount	Section 9.2(b)
Expiration Date	Section 9.1(b)
Indemnified Party and Indemnified Parties	Section 7.9(a)
Indemnifying Party	Section 7.9(a)
Information Systems Conversion	Section 7.17
Insurance Policies	Section 5.29
KBW	Section 5.14
Lease Assignments	Section 7.20(a)
Loans	Section 5.21(a)
Massachusetts Courts	Section 10.4
Maximum D&O Tail Premium	Section 7.9(c)
MB MHC	Preamble
MHC Articles of Merger	Section 2.6(a)
MHC Conversion	Preamble
MHC Effective Date	Section 2.6(a)
MHC Effective Time	Section 2.6(a)
MHC Merger	Preamble
Middlesex Benefit Plans	Section 7.11(b)
Middlesex Governmental Authority	Section 6.8(a)

Defined Term	Section of Agreement
Middlesex Meeting	Section 7.3(b)
Middlesex Recommendation	Section 7.3(b)
Middlesex Special Payment	Section 9.4
Middlesex Subsequent Determination	Section 7.3(b)
Mid-Tier Articles of Merger	Section 2.6(b)
Mid-Tier Effective Time	Section 2.6(b)
Mid-Tier Merger	Preamble
MSB	Preamble
New Bank	Preamble
New Bank Bylaws	Section 2.3(c)
New Bank Charter	Section 2.3(c)
Paying Agent	Section 3.2(a)
Proxy Materials	Section 7.2(a)
Proxy Statement	Section 5.37
Public Shares	Preamble
RBC	Section 6.10
Service	Preamble
Service Board Recommendation	Section 7.2(c)
Service Meeting	Section 5.34(a)
Service MHC	Preamble
Service SEC Documents	Section 5.7(a)
Strata 409A plan	Section 5.15(i)
Strata Bank	Preamble
Strata Benefit Plans	Section 5.15(a)
Strata Employees	Section 5.15(a)
Strata ESOP	Section 5.15(k)
Strata Governmental Authority	Section 5.11(a)
Strata Loan Property	Section 5.17(b)
Strata Pension Plan	Section 5.15(b)
Strata Reports	Section 5.7(c)
Strata Special Payment	Section 9.3
Strata Welfare Plan	Section 5.15(f)
Superior Proposal	Section 7.7(h)
Surviving Corporation	Section 2.2(a)
Surviving MHC	Section 2.1(a)
Transition Period	Section 7.11(g)
Transmittal Form	Section 3.2(b)
Unperfected Dissenting Shares	Section 3.5
USA Patriot Act	Section 5.27

1.3 Other Definitional Matters. Unless the context otherwise requires, a term defined anywhere in this Agreement has the same meaning throughout; all references to “the Agreement” or “this Agreement” are to this Agreement as modified, supplemented or amended from time to time, and terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

1.4 Disclosure Schedule. On or prior to the date of this Agreement, Middlesex has delivered to Strata a schedule and Strata has delivered to Middlesex a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article V or Article VI, as applicable, or to one or more of Strata’s covenants contained in Article IV; provided, however, that no such item is required to be set forth on the Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by the preambles to Article V and Article VI, as applicable. The mere inclusion of a fact, circumstance or event in a Disclosure Schedule shall not be deemed an admission by a party that such item represents a material exception or that such item is reasonably likely to result in a Strata Material Adverse Effect or a Middlesex Material Adverse Effect, as the case may be. Any matter disclosed pursuant to one section of a party’s Disclosure Schedule shall be deemed disclosed for all purposes of such party’s Disclosure Schedule, but only to the extent that it is reasonably apparent from a reading of the disclosure that it also qualifies or applies to other sections of the Agreement and the corresponding Disclosure Schedule.

ARTICLE II

THE MERGERS

2.1 The MHC Merger.

(a) Surviving MHC. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the MHC Effective Time, Service MHC shall merge with and into MB MHC in accordance with Massachusetts law, the separate corporate existence of Service MHC shall cease and MB MHC shall survive and continue to exist as a mutual holding company incorporated under the laws of the Commonwealth of Massachusetts (MB MHC, as the surviving corporation in the MHC Merger, is sometimes referred to in this Agreement as “Surviving MHC”).

(b) Corporate Charter and Bylaws. The corporate charter and bylaws of Surviving MHC immediately after the MHC Merger shall be the MB MHC Charter and the MB MHC Bylaws as in effect immediately prior to the MHC Merger. The purpose of Surviving MHC shall be to engage in activities permitted to bank holding companies under the BHCA and the laws of the Commonwealth of Massachusetts.

(c) Trustees, Corporators and Officers of Surviving MHC. Effective as of the MHC Effective Time, (i) the existing corporators of MB MHC shall continue as corporators of the Surviving MHC, (ii) all of the members of the Service MHC Board of Trustees as of the date immediately prior to the MHC Effective Date shall be elected or appointed as corporators of the Surviving MHC, (iii) three (3) of the trustees of Service MHC who are in office as of the date immediately prior to the MHC Effective Date (to be chosen by Middlesex after consultation with Strata) shall be elected or appointed as trustees of the Surviving MHC, and (iv) the officers of the Surviving MHC shall be the persons serving as officers of MB MHC immediately prior to the MHC Effective Date.

2.2 The Mid-Tier Merger.

(a) Surviving Corporation. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, effective at the Mid-Tier Effective Time, Service shall merge with and into MB MHC in accordance with applicable law, the separate corporate existence of Service shall cease, and MB MHC shall survive and continue to exist as a corporation incorporated under the laws of the Commonwealth of Massachusetts (MB MHC, as the surviving corporation in the Mid-Tier Merger, is sometimes referred to in this Agreement as “Surviving Corporation”).

(b) Corporate Charter and Bylaws. The corporate charter and bylaws of Surviving Corporation immediately after the Mid-Tier Merger shall be the MB MHC Charter and the MB MHC Bylaws as in effect immediately prior to the Mid-Tier Merger (which shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 7.9 hereof).

(c) Trustees, Corporators and Officers of MB MHC. Effective as of the Mid-Tier Effective Time, the corporators, trustees and officers of MB MHC shall be those persons serving as corporators, trustees and officers of MB MHC immediately prior to the MHC Effective Time.

2.3 The Bank Merger.

(a) Middlesex and Strata agree to take all action necessary and appropriate to carry out the Bank Merger, including causing the execution of an appropriate merger agreement (the “Bank Merger Agreement”), to cause Strata Bank to merge, either directly or indirectly, by use of one or more interim corporations, with and into MSB in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the MHC Merger and the Mid-Tier Merger.

(b) Effective as of the effective time of the Bank Merger (the “Bank Effective Time”), the directors of the New Bank shall be those persons serving as directors of MSB immediately prior to the Bank Effective Time. Middlesex agrees that it shall use its reasonable best efforts to nominate eligible former members of the Strata Bank Board of Directors for the two (2) vacancies next occurring on the New Bank Board of Directors after the Bank Effective Time; provided that each such nominee shall meet the requirements for directors as set forth in the New Bank Charter and the New Bank Bylaws and as required by applicable law. The nominees under the immediately preceding sentence shall be chosen first from among those former trustees of Service MHC who are elected or appointed as trustees of MB MHC in accordance with Section 2.1(c) hereof, provided in each case that such person then is serving as a trustee of MB MHC, and then from among the other trustees of Service MHC who are in office as of the date immediately prior to the MHC Effective Date, provided in each case that such person then is serving as a corporator of MB MHC.

(c) The charter and bylaws of the New Bank immediately after the Bank Merger shall be the MSB Charter and the MSB Bylaws as in effect immediately prior to the Bank Merger (the “New Bank Charter” and the “New Bank Bylaws,” respectively).

(d) Effective as of the Bank Effective Time, (i) the committees of the New Bank Board of Directors shall be the committees of MSB’s Board of Directors as constituted immediately prior to the Bank Effective Time, and (ii) the officers of the New Bank shall be the persons serving as officers of MSB immediately prior to the Bank Effective Time.

(e) Promptly following the Bank Effective Time, MSB shall establish an advisory committee (the “Advisory Committee”), the initial members of which shall be those directors of Strata Bank immediately prior to the Bank Effective Time that have not been appointed as trustees of MB MHC in accordance with Section 2.1(c). The Advisory Committee shall exist for a term of one (1) year following the Bank Effective Time, unless in its sole discretion, the term is extended by MSB. The Advisory Committee shall meet once during each quarter during its term and shall have such duties and responsibilities as shall be determined by the New Bank Board of Directors. The members of the Advisory Committee shall be compensated for attendance at meetings in accordance with MSB’s customary practices.

2.4 Effect of the MHC Merger and Mid-Tier Merger.

(a) At the MHC Effective Time, the effect of the MHC Merger shall be as provided in this Agreement and in the applicable provisions of the laws of the Commonwealth of Massachusetts. Without limiting the generality of the foregoing, and subject thereto, at the MHC Effective Time, all the property, rights, privileges, powers and franchises of Service MHC and MB MHC shall vest in Surviving MHC, and all debts, liabilities, obligations, restrictions, disabilities and duties of Service MHC and MB MHC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Surviving MHC.

(b) At the Mid-Tier Effective Time, the effect of the Mid-Tier Merger shall be as provided in this Agreement and in the applicable provisions of the laws of the Commonwealth of Massachusetts. Without limiting the generality of the foregoing, and subject thereto, at the Mid-Tier Effective Time, all the property, rights, privileges, powers and franchises of MB MHC and Service shall vest in Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Service and MB MHC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Surviving Corporation.

2.5 Additional Actions. If, at any time after the MHC Effective Time, Surviving MHC shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Surviving MHC its right, title or interest in, to or under any of the rights, properties or assets of Service MHC, Service and MB MHC acquired or to be acquired by Surviving MHC as a result of, or in connection with, the MHC Merger or the Mid-Tier Merger, or (b) otherwise carry out the purposes of this Agreement, Service MHC and MB MHC, and its proper officers and directors, shall be deemed to have granted to Surviving MHC an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in Surviving MHC and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of Surviving MHC are fully authorized in the name of Surviving MHC or otherwise to take any and all such action.

2.6 Effective Date and Effective Time; Closing.

(a) Subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), the parties shall cause articles of merger relating to the MHC Merger (the “MHC Articles of Merger”) to be filed with the Secretary of State of the Commonwealth of Massachusetts pursuant to the applicable provisions of the laws of the Commonwealth of Massachusetts on (i) a date selected by Middlesex after such satisfaction or waiver, which is no later than four (4) Business Days after such satisfaction or waiver, or (ii) such other date to which the parties may agree in writing, unless this Agreement has been theretofore terminated pursuant to its terms or unless extended by mutual agreement of the parties. The MHC Merger provided for in this Agreement shall become effective upon such filing or on such date as may be specified therein. The date of such filing or such later effective date is in this Agreement called the “MHC Effective Date.” The “MHC Effective Time” shall be the time of such filing or as set forth in such filing. The filing of the MHC Articles of Merger shall be made on the Closing Date.

(b) Subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), the parties shall cause articles of merger relating to the Mid-Tier Merger (the “Mid-Tier Articles of Merger”) to be filed with the Secretary of State of the Commonwealth of Massachusetts pursuant to the MBCA and Chapter 167H of the Massachusetts General Laws on the MHC Effective Date. The Mid-Tier Merger provided for in this Agreement shall become effective upon such filing or on such date as may be specified therein. The “Mid-Tier Effective Time” shall be the time of such filing or as set forth in such filing, which shall be immediately after the MHC Effective Time. The filing of the Mid-Tier Articles of Merger shall be made on the Closing Date.

(c) A closing (the “Closing”) shall take place on the date on which the MHC Articles of Merger and the Mid-Tier Articles of Merger are to be filed at 10:00 a.m. Eastern Time at the offices of Goodwin Procter LLP in Boston, Massachusetts, or at such other place, at such other time, or on such other date as the parties may mutually agree upon in writing (such date, the “Closing Date”), unless this Agreement has been theretofore terminated pursuant to its terms or unless extended by mutual agreement of the parties. At the Closing, there shall be delivered to Middlesex and Strata the opinions, certificates and other documents required to be delivered under Article VIII hereof.

2.7 Tax Consequences. It is intended that each of the MHC Merger, the Mid-Tier Merger, and the Bank Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing Date, each party hereto shall use its reasonable best efforts to cause the MHC Merger, the Mid-Tier Merger, and the Bank Merger to qualify, and shall not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure could prevent any such merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, no party hereto shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause any of the MHC Merger, the Mid-Tier Merger or the Bank Merger to fail to qualify as a reorganization under Section 368(a) of the Code. Strata and Middlesex each hereby agree to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinions contemplated by Section 8.1(e), which certificates shall be effective as of the date of such opinions.

ARTICLE III

CONVERSION OF SHARES; CONSIDERATION; PAYMENT PROCEDURES

3.1 Conversion of Shares. At the Mid-Tier Effective Time, by virtue of the Mid-Tier Merger and without any action on the part of a holder of Equity Interests of Service or Middlesex:

(a) Each share of Service Common Stock held of record immediately prior to the Mid-Tier Effective Time by Strata or Middlesex shall be canceled and retired at the Mid-Tier Effective Time, and no consideration shall be issued in exchange therefore.

(b) Subject to Sections 3.2 and 3.5, each of the share of Service Common Stock (other than shares to be canceled in accordance with Section 3.1(a)) shall be converted into the right to receive the Per Share Merger Consideration, payable to the holder thereof, in each case without interest and less applicable Tax withholdings, if any.

3.2 Payment Procedures.

(a) Prior to the Closing, Middlesex shall designate a bank or trust company reasonably acceptable to Strata to act as paying agent in the Mid-Tier Merger (the “Paying Agent”), and on or before the Closing, MB MHC shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Public Shares, for exchange in accordance with this Section 3.2, cash in an amount equal to the aggregate amount payable under Section 3.1(b) (such cash shall hereinafter be referred to as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make all such payments, MB MHC shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the deficiency in the amount of funds required to make such payments. The Paying Agent shall make payments of the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) As soon as reasonably practicable after the Mid-Tier Effective Time, and in no event later than five (5) Business Days thereafter, Middlesex shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates at the Mid-Tier Effective Time, a letter of transmittal in customary form for transactions of this nature (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such provisions as Middlesex or the Paying Agent reasonably may specify) (the “Transmittal Form”) containing instructions for use in effecting the surrender of the Certificates. Service shall have the right to approve the Transmittal Form, which approval shall not be unreasonably withheld.

(c) Each Transmittal Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through appropriate and customary documentation and instructions) to receive the Per Share Merger Consideration for each share of Service Common Stock. A Transmittal Form shall be deemed properly completed only if accompanied by one or more Certificates representing all shares of Service Common Stock covered by such Transmittal Form, together with duly executed transmittal materials included with the Transmittal Form.

(d) Upon surrender of a Certificate for exchange and cancellation to the Paying Agent, together with the Transmittal Form, duly executed, the holder of such Certificates shall be entitled to receive in exchange therefor a check representing the amount of cash which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article III.

(e) At and after the Mid-Tier Effective Time, there shall be no transfers on the stock transfer books of Service of any shares of Service Common Stock and if, after the Mid-Tier Effective Time, Certificates representing Public Shares are presented for transfer, they shall be canceled against delivery of the Per Share Merger Consideration as herein provided.

(f) The provisions of this Article III assume that there shall be 767,939 Public Shares (except to the extent increased as a result of the exercise, after the date of this Agreement, of one or more Equity Interests) and 17,700 shares of Service Common Stock that are issuable upon the exercise of Equity Interests through options or warrants or otherwise (except to the extent decreased as a result of the exercise, after the date of this Agreement, of one or more Equity Interests), at the Mid-Tier Effective Time. If there is any change in either of these numbers as of the Mid-Tier Effective Time, the provisions of this Article III, including the aggregate Per Share Merger Consideration, shall be appropriately adjusted.

(g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration deliverable in respect thereof determined in accordance with this Article III; provided, however, that Middlesex or the Paying Agent may, in its sole discretion, require the delivery of an indemnity or bond in customary amount against any claim that may be made against the Surviving MHC with respect to such Certificate or ownership thereof.

3.3 Return of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the former holders of shares of Service Common Stock one (1) year after the Mid-Tier Effective Time shall be delivered to MB MHC. Any former holders of shares of Service Common Stock who have not theretofore complied with this Article III shall thereafter look only to MB MHC for payment of any consideration payable as a result of the Mid-Tier Merger pursuant to this Agreement, without any interest thereon. None of MB MHC, Service, the Paying Agent or any other Person shall be liable to any former holder of shares of Service Common Stock for any shares of stock or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

3.4 Rights as Shareholders; Stock Transfers. At the Mid-Tier Effective Time, holders of shares of Service Common Stock shall cease to be, and shall have no rights as, shareholders of Service other than to receive the Per Share Merger Consideration provided under this Article III if they held Public Shares.

3.5 Dissenting Shares. Each Public Share, the holder of which has perfected his or her right to dissent under the MBCA and has not effectively withdrawn or lost such right as of the Mid-Tier Effective Time (the “Dissenting Shares”), shall not be converted into or represent a right to receive the Per Share Merger Consideration. Rather, the holder thereof shall be entitled only to such rights as are granted in accordance with the provisions of §§13.01—13.31, inclusive, of the MBCA. Service shall give Middlesex (a) prompt notice of any demands filed pursuant to §§13.01—13.31, inclusive, of the MBCA received by Service, withdrawals of such demands, and any other instruments served in connection with such demands pursuant to the MBCA and received by Service, and (b) the opportunity to participate in all negotiations and proceedings with respect to demands under the MBCA, consistent with the obligations of Service thereunder. Service shall not, except with the prior written consent of Middlesex, (x) make any payment with respect to, or to any Person making, any such demand, (y) offer to settle or settle any such demand, or (z) waive any failure to timely deliver a written demand in accordance with the MBCA. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent (which shares are referred to as “Unperfected Dissenting Shares”) at any time, the Unperfected Dissenting Shares held by such holder shall be converted on a share-by-share basis into the right to receive the Per Share Merger Consideration in accordance with the applicable provisions of this Agreement, as Middlesex or the Paying Agent shall determine, without any interest thereon. Any payments made in respect of Dissenting Shares shall be made by the Surviving MHC.

3.6 Withholding Rights. MB MHC (through the Paying Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, to any holder of Public Shares, such amounts as MB MHC is required under the Code or any state, local or foreign Tax law or regulation thereunder to deduct and withhold with respect to the making of such payment, if any. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Public Shares in respect of which such deduction and withholding was made by MB MHC.

3.7 Stock Options. Prior to the Mid-Tier Effective Time, Service shall, in accordance with the terms of the Service Stock Option Plan, provide written notice to each holder of a Service Option (whether or not such Service Option is then vested or exercisable), that such Service Option shall be, as at the date of such notice, exercisable in full and that such Service Option shall be automatically cancelled at the Mid-Tier Effective Time, and that, if such Service Option is not exercised or otherwise terminated before the Mid-Tier Effective Time, such holder shall be entitled to receive, in cancellation of such Service Option, a cash payment from Service at the Closing in an amount equal to the excess of the Per Share Merger Consideration over the per share exercise price of such Service Option, multiplied by the number of shares of Service Common Stock covered by such Service Option, subject to any required withholding of Taxes. Subject to the foregoing, the Service Stock Option Plan and all Service Options issued and outstanding thereunder shall terminate at the Mid-Tier Effective Time. Service hereby represents and warrants to Middlesex that the maximum number of shares subject to issuance pursuant to the exercise of Service Options issued and outstanding under the Service Stock Option Plan or otherwise is not and shall not be, at or prior to the Mid-Tier Effective Time, more than 17,700.

ARTICLE IV

ACTIONS PENDING MERGER

4.1 Agreements of Strata.

(a) Strata covenants and agrees that, except as expressly contemplated by this Agreement or as required by applicable law, between the date of this Agreement and the Mid-Tier Effective Time, unless Middlesex shall otherwise consent in writing, which consent shall not be unreasonably withheld, (i) the business of Strata shall be conducted only in, and Strata shall not take any action except in, the usual, regular and ordinary course of business and in a manner consistent with prudent banking practice and generally to conduct its business in substantially the same way as heretofore conducted, and without limiting the foregoing, to continue to operate in the same geographic markets serving the same market segments and maintain its current loan, deposit, banking products and service programs on substantially the same terms and conditions, (ii) Strata shall use its reasonable best efforts to preserve the business organization of Strata, to keep available the present services of the officers, employees and consultants of Strata and to preserve the current relationships and goodwill of Strata with customers, suppliers and other Persons with which Strata has business relationships, and (iii) Strata shall take no action which would adversely affect or delay the ability of Strata to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement.

(b) By way of amplification and not limitation of Section 4.1(a) above, except as expressly contemplated by this Agreement or as required by applicable law, Strata shall not do, nor shall Strata permit any of its Subsidiaries, between the date of this Agreement and the Mid-Tier Effective Time, directly or indirectly, to do, or publicly announce an intention to do, any of the following without the prior written consent of Middlesex, which consent shall not be unreasonably withheld:

(i) Capital Stock. Other than the issuance of Treasury Preferred Shares pursuant to Section 7.10 of this Agreement and pursuant to the Equity Interests which are set forth in Section 5.2 of Strata’s Disclosure Schedule, (A) issue, sell or otherwise permit to become outstanding, or authorize the creation any additional shares of Service Stock or any other Equity Interests in Strata or any Affiliate, or (B) permit any additional shares of Service Stock or other Equity Interests in Strata or any Affiliate to become subject to grants of employee or director stock options or other Equity Interests.

(ii) Dividends; Etc. (A) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Service Stock, or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, or issue any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (other than pursuant to the Equity Interests set forth in Section 5.2 of Strata’s Disclosure Schedule).

(iii) Contracts. Except as set forth in Section 4.1(b)(iii) of Strata’s Disclosure Schedule, or except in the ordinary course of business consistent with Recent Past Practice, as required by law, as expressly contemplated by this Agreement or as otherwise permitted under this Section 4.1, enter into or terminate any Material Contract or amend or modify any of its existing Material Contracts.

(iv) Hiring. Hire any Person as an employee of Strata or promote any employee, except (A) to satisfy contractual obligations existing as of the date of this Agreement and set forth in Section 4.1(b)(iv) of Strata’s Disclosure Schedule, and (B) Persons hired to fill any vacancies arising after the date of this Agreement and whose employment is terminable at the will of Strata, provided that Strata shall not in any event hire any Person who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $50,000.

(v) Benefit Plans. Enter into, establish, adopt, renew or amend (except (A) as may be required by applicable law, including, but not limited to, Section 409A of the Code, (B) to satisfy contractual obligations existing as of the date of this Agreement and set forth in Section 4.1(b)(v) of Strata’s Disclosure Schedule, or (C) as otherwise expressly contemplated by this Agreement) any Benefit Plan (provided, however, that the restrictions contained in this Section 4.1(b)(v) concerning renewals shall apply only to those Benefit Plans with a term greater than one (1) year) or take any action to accelerate the vesting or exercisability of Service Options, restricted stock or other compensation or benefits payable thereunder except pursuant to this Agreement.

(vi) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties (including OREO), or cancel or release any indebtedness of a Person or any claims held by any Person, except in the ordinary course of business consistent with Recent Past Practice.

(vii) Compensation; Employment Agreements. Except as expressly contemplated by this Agreement or as set forth in Section 4.1(b)(vii) of Strata’s Disclosure Schedule, enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any trustee, director, officer or employee of Strata or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for (A) normal individual increases in compensation to employees in the ordinary course of business consistent with Recent Past Practice, provided that such increases shall not result in an annual adjustment in total compensation of more than five percent (5%) for any individual or three point seven percent (3.7%) in the aggregate for all employees of Strata, (B) other changes that are required by applicable law, including, but not limited to, Section 409A of the Code, (C) bonuses payable pursuant to the bonus plan for Strata set forth (and not exceeding in the aggregate the amount set forth) in Section 4.1(b)(vii) of Strata’s Disclosure Schedule, and (D) payments pursuant to Section 7.11(h) hereof.

(viii) Environmental. Foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Hazardous Substance in amounts which, if such foreclosure were to occur, could be material.

(ix) Insurance. Renew, amend or permit to expire, lapse or terminate, or knowingly take any action reasonably likely to result in the creation, renewal, amendment, expiration, lapse or termination of any Insurance Policies referred to in Section 5.29 of Strata’s Disclosure Schedule; provided, however, that the restrictions contained in this Section 4.1(b)(ix) concerning renewal shall apply only to those Insurance Policies with a term greater than one (1) year or for which a fully earned premium has been or will be or is required to be paid at the commencement of the coverage period (or such renewal coverage period).

(x) Parachute Payments. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Strata or any of its Subsidiaries take any action or make any payments that could result, in the reasonable opinion of Middlesex, Strata and their professional advisors, either individually or in the aggregate, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code or that could result, in the reasonable opinion of Middlesex or its professional advisors, either individually or in the aggregate, in payments that would be nondeductible pursuant to Section 162(m) of the Code.

(xi) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice), all or any portion of the assets, business, deposits or properties of any other entity, including by merging or consolidating with, or by purchasing an Equity Interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, Joint Venture, other business organization or any division thereof, or any material amount of assets.

(xii) Investments. Make (A) any material investment either by purchase of stock or securities, contributions to capital, or property transfers, (B) any material purchase of any property or assets of any other Person, or (C) any commitment to make such a material investment or purchase.

(xiii) Capital Expenditures. Other than as set forth in Section 4.1(b)(xiii) of Strata’s Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $5,000 individually or $25,000 in the aggregate.

(xiv) Governing Documents. Amend the Service Charter or Service Bylaws or the corporate charter or bylaws (or equivalent documents) of any other Strata entity or terminate, amend or waive any provisions of any confidentiality, standstill or similar agreements in place with any Person.

(xv) Accounting Methods. Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.

(xvi) Claims. Other than as set forth in Section 4.1(b)(xvi) of Strata’s Disclosure Schedule, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Strata is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Strata of an amount which exceeds $5,000 individually or $25,000 in the aggregate and/or would impose any material restriction on the business of Strata.

(xvii) Derivatives Contracts. Enter into any Derivatives Contract.

(xviii) Indebtedness. Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, borrowings from the Federal Home Loan Bank of Boston with a term of one (1) year or less (except as may be required in order for Strata’s interest rate risk to remain consistent with Strata’s policy in effect as of the date of this Agreement) and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), including issuing any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or renewals thereof or cancel, release or assign any material amount of indebtedness, or any claims held, to any other Person.

(xix) Taxes. Other than as set forth in Section 4.1(b)(xix) of Strata’s Disclosure Schedule, or with the cooperation of and in consultation with Middlesex, make or change any material Tax election, file any materially amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any material claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment.

(xx) Lending. Make or acquire (A) any loan(s) or extension(s) of credit to a new customer that causes the aggregate exposure to such customer to exceed $500,000, (B) any additional loan(s) or extension(s) of credit to an existing customer in an aggregate amount that exceeds $500,000 or that causes the aggregate exposure to such customer to exceed $3,000,000, (C) any commercial or commercial real estate loan that exceeds $500,000, (D) any unsecured loan that exceeds $5,000, (E) any residential loan that exceeds $500,000 (including any home equity line of credit secured by a first mortgage lien), (F) any other loan that exceeds $25,000, or (G) any loan that is an exception to Strata’s loan policy in effect as of the date of this Agreement.

(xxi) Charitable Foundation. Make any contributions to the Strata Charitable Foundation, Inc.

(xxii) Investment Securities Portfolio. Restructure or materially change its investment securities portfolio, its gap position or its wholesale funding strategy, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(xxiii) Real Estate. Make any new or additional equity investment in real estate or commitment to make any such investment or in any real estate development project, other than (A) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with Recent Past Practice, or (B) as required by agreements or instruments in effect as of the date of this Agreement.

(xxiv) Loan and Investment Policies. Change in any respect its loan or investment policies and procedures in effect as of the date of this Agreement, except as required by regulatory authorities.

(xxv) Leases. Enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, or make any commitment with respect to any lease, sublease, license, contract, agreement or commitment for office space, operations space or branch space, regardless of where located or to be located, to which Strata is, or may be, a party or by which Strata or any Strata property is bound.

(xxvi) Defaults. Commit any act or omission which constitutes a breach or default by Strata under any agreement with any Governmental Authority or under any material contract or material license to which Strata is a party or by which any of Strata’s properties is bound.

(xxvii) Forgiveness of Loans. Forgive or cancel any loan(s), extension(s) of credit, commercial or real estate loan(s), unsecured loan(s), or residential loan(s) (including any home equity line of credit) other than any such loan in an amount not to exceed $10,000 individually and $50,000 in the aggregate.

(xxviii) Adverse Actions. Take any action that is intended or is reasonably likely to result in (A) any of Strata’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Mid-Tier Effective Time, (B) any of the conditions to the MHC Merger and the Mid-Tier Merger set forth in Article VIII not being satisfied, or (C) a material violation of any provision of this Agreement or the Bank Merger Agreement, except, in each case, as may be required by applicable law or regulation.

(xxix) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of actions addressed in Article IV.

(c) Strata covenants and agrees that, between the date of this Agreement and the Mid-Tier Effective Time, it shall dedicate sufficient resources, including appropriate staff time and economic resources, to the management of its Loan portfolio, including, without limitation, (i) any Loan under the terms of which the obligor is 30 or more days delinquent in payment of principal or interest, or in default of any other provision thereof, (ii) each Loan which has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import) by Strata or an applicable regulatory authority and (iii) each Loan with any director, executive officer or five percent (5%) or greater shareholder of Strata, or, any Person controlling, controlled by or under common control with any of the foregoing.

(d) Strata covenants and agrees that, between the date of this Agreement and the Mid-Tier Effective Time, it shall dedicate sufficient resources, including appropriate staff time and economic resources, to the management and maintenance of its deposit base.

(e) Strata covenants and agrees, between the date of this Agreement and the Mid-Tier Effective Time, to promptly notify Middlesex of any offer to purchase any assets or properties of Strata (including OREO) that, individually or in the aggregate, is equal to or greater than $750,000. Further, Strata covenants and agrees to consult with Middlesex with respect to such offers to purchase and to consider Middlesex’s position with respect to each such offer when determining whether to accept such offer.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF STRATA

As a material inducement to Middlesex to enter into this Agreement, and with the understanding that Middlesex shall be relying thereon in consummating the Transactions, the Strata parties, jointly and severally, hereby represent and warrant to Middlesex that except as set forth in Strata’s Disclosure Schedule delivered by Strata to Middlesex on the date of this Agreement, the statements contained in this Article V are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, except for representations and warranties made as of a specific time, which shall be true and correct as of such time. No representation or warranty of Strata contained in this Article V shall be deemed untrue or incorrect, and Strata shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any section of this Article V, has had or would reasonably be expected to have a Strata Material Adverse Effect; provided, however, that the foregoing standard shall not apply to the representations and warranties contained in Sections 5.4, 5.5 and 5.34(c), as well as the first and fourth sentences of each of Sections 5.1(a) and 5.1(b) and the first sentence of each of Sections 5.1(c) and 5.6(a), which shall be deemed untrue, incorrect and breached if they are not true and correct in all respects. Strata’s Disclosure Schedule is arranged in sections corresponding to the sections and subsections of this Article V, and disclosure in one section of Strata’s Disclosure Schedule shall constitute disclosure for all sections of Strata’s Disclosure Schedule only to the extent to which the applicability of such disclosure is reasonably apparent.

5.1 Organization, Standing and Authority.

(a) Service. Service is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Service is duly qualified to do business and is in corporate good standing in each jurisdiction where its ownership or leasing of property or assets, or the conduct of its business, requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Strata Material Adverse Effect. Service has in full force and effect all federal, state, local and foreign governmental authorizations necessary for it to own, operate or lease its properties and assets and to carry on its business as now conducted. Service is a bank holding company registered with the FRB under the BHCA. The Service Charter and Service Bylaws, copies of which have previously been made available to Middlesex, are true, complete and correct copies of such documents in effect as of the date of this Agreement. Service is not in violation of any provision of the Service Charter or Service Bylaws. The minute books of Service contain true, complete and accurate records of all meetings held (including the text of all votes or resolutions adopted thereat) and corporate actions of Service’s shareholders and the Service Board (including committees of the Service Board).

(b) Service MHC. Service MHC is a mutual holding company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Service MHC is duly qualified to do business and is in corporate good standing in each jurisdiction where its ownership or leasing of property or assets, or the conduct of its business, requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Strata Material Adverse Effect. Service MHC has in full force and effect all federal, state, local and foreign governmental authorizations necessary for it to own, operate or lease its properties and assets and to carry on its business as now conducted. Service MHC is a bank holding company registered with the FRB under the BHCA. The Service MHC Charter and Service MHC Bylaws, copies of which have previously been made available to Middlesex, are true, complete and correct copies of such documents in effect as of the date of this Agreement. Service MHC is not in violation of any provision of the Service MHC Charter or Service MHC Bylaws. The minute books of Service MHC contain true, complete and accurate records of all meetings held and corporate actions of Service MHC and the Service MHC Board of Trustees (including committees of the Service MHC Board of Trustees).

(c) Strata Bank. Strata Bank is a stock form savings bank duly organized and validly existing under the laws of the Commonwealth of Massachusetts. Strata Bank is duly qualified to do business and is in corporate good standing in each jurisdiction where its ownership or leasing of property or assets, or the conduct of its business, requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Strata Material Adverse Effect. Strata Bank has in full force and effect all federal, state, local and foreign governmental authorizations necessary for it to own, operate or lease its properties and assets and to carry on its business as now conducted. The Strata Bank Charter and Strata Bank Bylaws, copies of which have previously been made available to Middlesex, are true, complete and correct copies of such documents in effect as of the date of this Agreement. Strata Bank is not in violation of any provision of the Strata Bank Charter or Strata Bank Bylaws. Except as set forth in Section 5.1(c) of Strata’s Disclosure Schedule, the minute books of Strata Bank contain true, complete and accurate records of all meetings held (including the text of all votes or resolutions adopted thereat) and corporate actions of Strata Bank’s shareholders and the Strata Bank Board of Directors (including committees of the Strata Bank Board of Directors). The deposit accounts of Strata Bank are insured by the Deposit Insurance Fund maintained by the FDIC and the DIF in the manner and to the maximum extent provided by applicable law, and Strata Bank has paid all deposit insurance premiums and assessments required by applicable laws and regulations. Strata Bank is not obligated to make any payments for premiums and assessments and it has filed all reports required by the FDIC. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Strata, threatened.

5.2 Service Capital Stock. Service MHC is a mutual holding company and has no authorized capital stock. The authorized capital stock of Service consists solely of 12,000,000 shares of Service Common Stock, of which 907,694 shares are held by Service MHC and 767,939 shares are Public Shares as of the date of this Agreement, and 5,000,000 shares of Service Preferred Stock, of which no shares are outstanding. In addition, as of the date hereof there are 17,700 shares of Service Common Stock reserved for issuance upon exercise of outstanding Service Options. As of the date of this Agreement, 33,077 shares of Service Common Stock were held in treasury by Service. No shares of Service Stock are held by Service’s Subsidiaries. The outstanding shares of Service Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and free of preemptive rights, with no personal liability attaching to the ownership thereof, and none of the outstanding shares of Service Common Stock have been issued in violation of the preemptive rights of any Person. Section 5.2 of Strata’s Disclosure Schedule sets forth, as of the date hereof, for each Service Option, the name of the grantee, the date of the grant, the type of grant, the status of the Service Option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Service Common Stock subject to each Service Option, the number of shares of Service Common Stock subject to Service Options that are currently exercisable, the vesting schedule of each Service Option, the exercise price per share of each Service Option and the expiration date of each Service Option. Except as set forth in the preceding sentence, there are no shares of Service Stock reserved for issuance, Service does not have any options, warrants or other Equity Interests issued or outstanding, and Service does not have any commitment to authorize, issue or sell any Service Stock or other Equity Interests in Service. There are no outstanding contractual obligations of Service to repurchase, redeem or otherwise acquire any shares of capital stock of, or other Equity Interests in, Service or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Service.

5.3 Subsidiaries.

(a) (i) Service MHC has disclosed in Section 5.3(a) of Strata’s Disclosure Schedule a list of all of its Subsidiaries, together with the jurisdiction of organization of each such Subsidiary and the percentage and type of equity security owned or controlled by Service MHC, (ii) Service MHC owns 907,694 shares of Service Common Stock, and Service owns, directly or indirectly, all the issued and outstanding equity securities of each of Service MHC’s Subsidiaries (including Strata Bank), and all of such equity securities are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (iii) no equity securities of any of Service MHC’s Subsidiaries are or may become required to be issued (other than to Service MHC) by reason of any Equity Interest or otherwise, (iv) there are no contracts, commitments, understandings or arrangements by which any of Service MHC’s Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Service or any of its wholly-owned Subsidiaries), (v) there are no contracts, commitments, understandings, or arrangements relating to Service MHC’s rights to vote or to dispose of such securities, (vi) all the equity securities of Service MHC’s Subsidiaries held by Service MHC or its Subsidiaries are fully paid and nonassessable and are owned by Service MHC or its Subsidiaries free and clear of any Liens, and (vii) there are no outstanding contractual obligations of any Subsidiary of Service MHC to repurchase, redeem or otherwise acquire any shares of capital stock of, or other Equity Interests in, Service MHC or any such Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any such Subsidiary of Service MHC.

(b) Except for securities and other interests held in a fiduciary or trustee capacity in the ordinary course of business and beneficially owned by third parties or taken in consideration of debts previously contracted, Service does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interest in a partnership or Joint Venture of any kind other than Strata Bank and its Subsidiaries and stock in the Federal Home Loan Bank of Boston.

(c) Each of Strata Bank’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Strata Material Adverse Effect.

(d) The corporate charter and bylaws, or equivalent organizational documents, of each of Strata Bank’s Subsidiaries, copies of which have previously been made available to Middlesex, are true, correct and complete copies of such documents in effect. No Strata Bank Subsidiary is in violation of any provision of its corporate charter, bylaws or equivalent organizational documents. The minute books of each of Strata Bank’s Subsidiaries contain true, complete and accurate records of all meetings held (including the text of all votes or resolutions adopted thereat) and corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors).

5.4 Corporate Power. Strata has the requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease or operate all of its properties and assets; and Strata has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject to (a) receipt of all necessary approvals of Governmental Authorities, (b) the approval of this Agreement by the holders of two-thirds of the outstanding shares of Service Common Stock, (c) the approval of this Agreement by a two-thirds vote of the corporators of Service MHC, and (d) any other approvals set forth in Section 5.4 of Strata’s Disclosure Schedule.

5.5 Corporate Authority. Subject to (a) the approval of this Agreement by the holders of two-thirds of the outstanding shares of Service Common Stock, (b) the approval of this Agreement by two-thirds of the corporators of Service MHC, and (c) any other approvals set forth in Section 5.4 of Strata’s Disclosure Schedule, this Agreement and the Transactions have been authorized by all necessary corporate action of Strata. The execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the Transactions, have been declared advisable by, and have been duly and validly approved by the requisite vote of, the Service MHC Board of Trustees and the Service Board. The Service Board has (x) directed that this Agreement and the transactions contemplated hereby, including the Mid-Tier Merger, be submitted to the shareholders of Service for approval at the Service Meeting, and (y) recommended that the shareholders of Service approve this Agreement and the Transactions (including the Mid-Tier Merger). Service MHC, Service and Strata Bank have each duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by MSB, this Agreement is a valid and legally binding obligation of Service MHC, Service and Strata Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

5.6 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Strata in connection with the execution, delivery or performance by Service MHC, Service and Strata Bank of this Agreement or the Bank Merger Agreement, as applicable, or to consummate the Transactions and the other transactions contemplated hereby and thereby, except for (i) filings of applications or notices with, and approvals or waivers by, the FRB, the FDIC, the Commissioner, the DIF, the BBI and the MHPF, as required, (ii) filings with the SEC and state securities authorities in connection with the solicitation of proxies from holders of Service Common Stock for approval of the Mid-Tier Merger, (iii) the filing of the MHC Articles of Merger and the Mid-Tier Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts pursuant to the laws of the Commonwealth of Massachusetts, (iv) the approval of this Agreement by the holders of two-thirds of the outstanding shares of Service Common Stock and two-thirds of the corporators of Service MHC, (v) filings necessary to maintain compliance with applicable rules and regulations of NASDAQ, and (vi) such corporate approvals and such consents or approvals of, or waivers by, or filings or registrations with, certain of the foregoing Bank Regulators in connection with the MHC Merger and the Bank Merger. As of the date of this Agreement, Strata is not aware of any reason why the approvals set forth above and referred to in Section 8.1(c) shall not be received in a timely manner and without the imposition of any Burdensome Condition, or that the requisite approval of Service’s shareholders shall not be obtained.

(b) Subject to receipt of the approvals referred to in Section 5.6(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement and the Bank Merger Agreement, as applicable, by Service MHC, Service and Strata Bank, and the consummation of the Transactions and the other transactions contemplated hereby and thereby, do not and shall not (i) constitute a breach or violation of, or a default under (or, with notice or lapse of time, or both, would constitute a default under), or give rise to any Lien, any acceleration of remedies or performance or any right of termination or cancellation under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument of Strata, or to which Strata or any of its properties or assets is subject, affected or bound (whether as issuer, guarantor, obligor or otherwise), (ii) constitute a breach or violation of, or a default under, the corporate charter or bylaws (or similar governing documents) of Strata, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument.

5.7 Financial Statements; Reports.

(a) SEC Reports. Service’s Annual Reports on Form 10-K for the fiscal years ended June 30, 2008, as amended, June 30, 2007 and June 30, 2006 and all other reports (including reports on Form 10-Q and Form 8-K), registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to June 30, 2006 with the SEC (collectively, “Service SEC Documents”), as of the date filed or to be filed and as amended prior to the date of this Agreement, (i) complied or shall comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date, and (iii) each of the balance sheets contained in or incorporated by reference into any such Service SEC Document (including the related notes and schedules thereto) fairly presents, or shall fairly present, the consolidated financial position of Service MHC, Service and its Subsidiaries as of its date, and (iv) each of the consolidated statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Service SEC Documents (including any related notes and schedules thereto) fairly presents, or shall fairly present, the consolidated results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of Service MHC, Service and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved (subject, in the case of unaudited interim statements, to normal fiscal year-end adjustments). Each of the consolidated financial statements of Service MHC, Service and its Subsidiaries, including, in each case, the notes thereto, contained in the Service SEC Documents comply, and the financial statements to be filed with the SEC by Service after the date of this Agreement shall comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The books and records of Service MHC, Service and its Subsidiaries have been, and are being, maintained in accordance with GAAP and applicable legal and regulatory requirements and reflect only actual transactions. Each of the balance sheets contained in or incorporated by reference into any Service SEC Document, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Service SEC Document has been prepared from, and is in accordance with, the books and records of Service and its Subsidiaries. None of Service’s Subsidiaries is required to file any form, report or other document with the SEC.

(b) Service MHC Assets and Liabilities. Except for the 907,694 shares of Service Common Stock held by Service MHC, Service MHC does not own any assets or have any liabilities.

(c) Strata Reports. Except as set forth in Section 5.7(c) of Strata’s Disclosure Schedule, since January 1, 2004, Service MHC, Service and their Subsidiaries have timely filed, and subsequent to the date of this Agreement shall timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the FRB, (ii) the FDIC, and (iii) any applicable state securities or banking authorities or Bank Regulators (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (all such reports, registrations and statements, together with any amendments thereto and the Service SEC Documents, are collectively referred to in this Agreement as the “Strata Reports”) and have paid all fees and assessments due and payable in connection with any of the foregoing. As of the date filed or to be filed and as amended prior to the date of this Agreement, the Strata Reports complied and, with respect to filings made after the date of this Agreement, shall at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. Strata has made available to Middlesex true, correct and complete copies of all amendments and modifications that have not been filed by Service with the SEC to all agreements, documents and other instruments that previously had been filed by Service with the SEC and are currently in effect. Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of Service MHC, Service and their Subsidiaries, since January 1, 2001, no Bank Regulator has initiated any proceeding or, to the best Knowledge of Strata, investigation into the business or operations of Service MHC, Service or any of their Subsidiaries. Except as set forth in Section 5.7(c) of Strata’s Disclosure Schedule, Service MHC, Service and their Subsidiaries have resolved all material violations, criticisms or exceptions by any Bank Regulator with respect to any such normal periodic examination.

(d) Disclosure Controls and Procedures. Service and each of its Subsidiaries, officers and directors are in compliance with, and have complied, with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the related rules and regulations promulgated under such act and the Exchange Act. Service (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluations, to its outside auditors and the audit committee of the Service Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Service’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Service’s internal control over financial reporting.

(e) Since June 30, 2007, (i) neither Service nor any of its Subsidiaries nor, to the Knowledge of Service, any director, officer, employee, auditor, accountant or Representative of Service or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Service or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Service or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Service or any of its Subsidiaries, whether or not employed by Service or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Service or any of its officers, directors, employees or agents to the Service Board or any committee thereof or to any director or officer of Service.

(f) Since June 30, 2008, except for (i) liabilities that are fully reflected or reserved against in Strata’s Balance Sheet, (ii) liabilities discharged or otherwise satisfied in the ordinary course of business consistent with recent past practices, and (iii) liabilities incurred since Strata’s Balance Sheet Date in the ordinary course of business consistent with Recent Past Practices or in connection with this Agreement, neither Service nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(g) The records, systems, controls, data and information of Service and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Service or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in Section 5.7(d).

(h) Since June 30, 2005, neither Service nor any of its Subsidiaries has received any SEC comment letter.

5.8 Absence of Undisclosed Liabilities. Except for those liabilities set forth in Section 5.8 of Strata’s Disclosure Schedule or those liabilities that are appropriately reflected or reserved against in the balance sheets of the Service SEC Documents, and for liabilities incurred in the ordinary course of business consistent with Recent Past Practice or in connection with this Agreement or the Transactions, since July 1, 2004, none of Service MHC, Service or any of their Subsidiaries has incurred any obligation or liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Strata Material Adverse Effect.

5.9 Absence of Certain Changes or Events. Since June 30, 2008, except as set forth in Section 5.9 of Strata’s Disclosure Schedule or reflected in the Service SEC Documents filed or furnished prior to the date of this Agreement or as otherwise expressly permitted or contemplated by this Agreement, there has not been (a) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Strata, which has had or would reasonably be expected to have, either individually or in the aggregate, a Strata Material Adverse Effect, (b) any material damage, destruction or loss with respect to any property or asset of Strata, (c) any change by Strata in its accounting methods, principles or practices, other than changes required by applicable law, GAAP or regulatory accounting as concurred in by Strata’s independent accountants, (d) any revaluation by Strata of any asset, including, without limitation, writing off of notes or accounts receivable, other than in the ordinary course of business consistent with Recent Past Practice, (e) any entry by Strata into any contract or commitment (other than with respect to Loans) of more than $10,000 or with a term of more than one (1) year that is not terminable without penalty, (f) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Strata or any redemption, purchase or other acquisition of any of its securities, (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any trustees, directors or officers of Strata, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any other material action not in the ordinary course of business with respect to the compensation or employment of trustees, directors, officers or employees of Strata, (h) any strike, work stoppage, slowdown or other labor disturbance, (i) any material election made by Strata for federal or state income Tax purposes, (j) any change in the credit policies or procedures of Strata, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (k) any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), including, without limiting the generality of the foregoing, liabilities as guarantor under any guarantees or liabilities for Taxes, other than in the ordinary course of business consistent with Recent Past Practice, (l) any forgiveness or cancellation of any indebtedness or contractual obligation other than in the ordinary course of business consistent with Recent Past Practice, (m) except with respect to funds borrowed by Strata from the Federal Home Loan Bank of Boston, any mortgage, pledge, lien or lease of any assets, tangible or intangible, of Strata with a value in excess of $25,000 in the aggregate, (n) any acquisition or disposition of any assets or properties having a value in excess of $25,000, or any contract for any such acquisition or disposition entered into other than loans and investment securities, or (o) any lease of real or personal property entered into, other than in connection with foreclosed property, OREO or in the ordinary course of business consistent with Recent Past Practice.

5.10 Litigation. Except as set forth in Section 5.10 of Strata’s Disclosure Schedule, there is no claim, suit, hearing, arbitration, action, proceeding (public or private) or investigation of any nature pending or, to the Knowledge of Strata, threatened, against Strata or challenging the validity or propriety of the Transactions, nor is there any judgment, decree, injunction, rule, award or order of any legal or administrative body or arbitrator outstanding against Strata having, or which would reasonably be expected to have, a Strata Material Adverse Effect. Strata is not aware of any facts which would reasonably give rise to any such claim, suit, action, investigation or other proceeding that would reasonably be expected to result in a Strata Material Adverse Effect.

5.11 Regulatory Matters.

(a) Except as set forth in Section 5.11 of Strata’s Disclosure Schedule, Strata is not a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, order to cease and desist with, or extraordinary supervisory letter from, any Governmental Authority or authority charged with the supervision or regulation of Strata (a “Strata Governmental Authority”). No Strata Governmental Authority has either issued any order or directive specifically naming or referring to Strata or required Strata to adopt any board resolution, which order, directive or board resolution is currently in effect and restricts materially the conduct of Strata’s business, or in any manner relates to its capital adequacy, loan loss allowances or reserves, credit policies, management or overall safety and soundness or its ability to perform its obligations hereunder. Strata is not a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Strata is entitled to receive financial assistance or indemnification from any Strata Governmental Authority. Strata has paid all assessments made or imposed by any Strata Governmental Authority.

(b) Strata has not been advised by, and has no Knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Strata Governmental Authority that such Strata Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, cease and desist order, extraordinary supervisory letter, order, directive or board resolution referred to in Section 5.11(a).

(c) Neither Strata nor any officer, director, employee or agent of Strata has, directly or indirectly, made or authorized the making of any offer, payment or promise to pay any money or given anything of value to (i) any official or employee of a Strata Governmental Authority, (ii) any political party or official thereof or any candidate for political office (other than any campaign contribution made in the ordinary course in a personal capacity) or (iii) except entertainment and gifts usual or customary in the industry and permitted by Strata’s code of conduct and applicable law for such activities, any customer, supplier or competitor of Strata or any employee, officer or director thereof in order to assist Strata in obtaining or retaining business for or with, or directing business to, any Person, nor engaged in any other unlawful practice which would subject the business to any damage or which could be used as the basis for the termination or modification of any contract.

5.12 Compliance with Laws. Strata:

(a) is in compliance in all material respects with all federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the ECOA, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(b) has complied in all material respects with all applicable laws, privacy policies and terms of use or other contractual obligations relating to privacy, data security, and the collection, storage, use and dissemination of consumer information, including nonpublic personal information. Strata has reasonable data security and consumer information protections in place, in compliance with the Interagency Guidelines Establishing Information Security Standards and any applicable state law, and there has been no material breach thereof or loss of data since June 30, 2006;

(c) has all material permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit Strata to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority. orders and approvals are in full force and effect and, no suspension or cancellation of any of them is threatened;

(d) has received, since June 30, 2005, no written, or to the Knowledge of Strata, oral, notification from any Governmental Authority (i) asserting that Strata is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any material license, franchise, permit or governmental authorization (nor, to the Knowledge of Strata, is there any fact or circumstance that would reasonably be expected to give rise to such revocation); and

(e) all real property owned or leased by Strata complies in all material respects with all zoning, building, environmental, ecology, health and public safety, subdivision, land sales or similar law, rule, ordinance or regulation, statute, ordinance, including, without limitation, the American with Disabilities Act of 1990, all as the same are amended from time to time and all orders and regulations promulgated thereto.

5.13 Material Contracts; Defaults.

(a) Except for documents listed in Section 5.13(a) of Strata’s Disclosure Schedule or listed as exhibits to Service’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, as amended, or filed with any Service Form 8-K that was filed with the SEC since June 30, 2008, none of Service MHC, Service or Strata Bank is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral):

(i) that is a “Material Contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K (whether or not filed as an exhibit to an SEC document);

(ii) that materially restricts the conduct of business by Strata;

(iii) that is material to the financial condition, results of operations or business of Strata;

(iv) that provides for the lease of real property;

(v) relating to the employment, including, without limitation, employment as a consultant, of any Person for compensation in excess of $50,000 per annum, or the election or retention in office, or severance of any present or former trustee, director or officer of Strata;

(vi) with any labor union, or other employee representative or group of employees of Strata;

(vii) by and between Strata and/or any Affiliate thereof and/or any of its directors or executive officers or any of their immediate family members or any Person controlled by any of them;

(viii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement shall result in any payment (whether of severance pay or otherwise) becoming due from Strata to any officer or employee thereof;

(ix) requiring that a particular line of business be maintained;

(x) which is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable on 60 days or less notice, involving the payment of more than $50,000 per annum;

(xi) except for Service Equity Plans, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Transactions, or the value of any of the benefits of which shall be calculated on the basis of any of the Transactions;

(xii) which purports to limit in any respect, the ability of Strata or its businesses to solicit customers or the manner in which, or the localities in which, all or any substantial portion of the business of Strata, taken as a whole, or, following consummation of the Transactions, Middlesex, is or would be conducted;

(xiii) providing for the indemnification by Strata of any Person, other than customary agreements relating to the indemnity of directors, officers and employees of Strata;

(xiv) that is a Joint Venture, acquisition or partnership agreement;

(xv) that grants any right of first refusal or right of first offer or similar right, or that limits (or purports to limit) the ability of Strata to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business;

(xvi) providing for any material future payments that are conditioned, in whole or in part, on a change of control of Strata;

(xvii) that contains a “most favored nation” clause;

(xviii) pertaining to the use of, or granting any right to use or practice any rights under, any Strata intellectual property assets, whether Strata is the licensee or licensor thereunder; or

(xix) that is an investment management, or investment advisory or sub-advisory, or any other contract for the provision of financial planning, brokerage (including, without limitation, insurance brokerage) or similar services not terminable on 60 days or less notice.

(b) Each Material Contract is legal, valid and binding upon Strata, and to the Knowledge of Strata, all other parties thereto, and is in full force and effect and enforceable in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles. Strata is not in breach or default under any Material Contract, and, to the Knowledge of Strata, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. To the Knowledge of Strata, no other party to any Material Contract is in breach of, or in default under such Material Contract, and there has not occurred any event that with the lapse of time or the giving of notice or both, would constitute such a breach or default. No power of attorney or similar authorization given directly or, to the Knowledge of Strata, indirectly, by Strata is currently outstanding.

5.14 No Brokers. Excluding the arrangement disclosed in Section 5.14 of Strata’s Disclosure Schedule regarding a fee paid or payable to Keefe, Bruyette & Woods, Inc. (“KBW”), neither Strata nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor, or incurred any liability for any fees or commissions, in connection with any of the transactions contemplated by this Agreement except for legal, accounting and other professional fees payable in connection with the Mid-Tier Merger and the other Transactions. Strata shall be responsible for the payment of all such fees. The fee payable to KBW in connection with the transactions contemplated by this Agreement is as described in an engagement letter between Service and KBW, a true, correct and complete copy of which has heretofore been provided to Middlesex.

5.15 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements sponsored or maintained by Strata for current or former employees of Strata (the “Strata Employees”) and current or former directors of Strata, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, employment, consulting, severance and change in control agreements that are currently maintained by Strata, or any entity which is considered one employer with Strata under Section 4001(b)(1) of ERISA or part of the same controlled group as Strata under Section 414 of the Code (“ERISA Affiliate”), or with respect to which Strata or any ERISA Affiliate has any liability, known or unknown (the “Strata Benefit Plans”), are disclosed in Section 5.15(a) of Strata’s Disclosure Schedule. With respect to each Strata Benefit Plan, complete and correct copies of the following documents (if applicable to such Strata Benefit Plan) have been provided or made available to Middlesex: (i) all documents embodying or constituting such Strata Benefit Plan, and the dedicated funding medium, if any, for the Strata Benefit Plan (including, without limitation, trust agreements) as they may have been amended to the date hereof; (ii) the most recent IRS determination or approval letter with respect to such Strata Benefit Plan under Code Sections 401(a) or 501(c)(9), and any applications for determination or approval subsequently filed with the IRS; (iii) the two (2) most recently filed IRS Forms 5500, with all applicable schedules and accountants’ opinions attached thereto; (iv) the two (2) most recent actuarial valuation reports completed with respect to such Strata Benefit Plan; (v) the most recent summary plan description for such Strata Benefit Plan (or similar description of such Strata Benefit Plan provided to employees) and all modifications thereto; and (vi) any correspondence since December 31, 2002 from any Governmental Authority with respect to any Strata Benefit Plan that threatens any litigation, claim, suit, investigation or other proceeding against Strata, any ERISA Affiliate or any Strata Benefit Plan or that refers to or alleges any fact or circumstance which could reasonably be expected to give rise to any such litigation, claim, suit, investigation or other proceeding, together with any response thereto by or on behalf of Strata, any ERISA Affiliate or Strata Benefit Plan.

(b) All Strata Benefit Plans are in material compliance with ERISA in all respects. Each Strata Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Strata Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and Strata is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Strata Pension Plan under Section 401(a) of the Code. All amendments and filings required to maintain the qualified status of any Strata Pension Plan after initial qualification have been adopted or made on a timely basis. Each asset held under any such Strata Pension Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability. There is no material pending or threatened litigation relating to the Strata Benefit Plans. Strata has not engaged in a transaction with respect to any Strata Benefit Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject Strata to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(c) All contributions required to be made under the terms of any Strata Benefit Plan have been timely made or have been reflected on the financial statements of Service included in the Service SEC Documents.

(d) Neither Strata nor any ERISA Affiliate has incurred any liability under Title IV of ERISA which shall not have been paid in full prior to the Closing. Neither Strata nor any ERISA Affiliate has ever maintained a Multiemployer Plan.

(e) There are no pending or, to the Knowledge of Strata, threatened claims by or on behalf of any Strata Benefit Plans, or by or on behalf of any individual participants or beneficiaries of any Strata Benefit Plans, alleging any breach of fiduciary duty on the part of Strata or any of its officers, directors or employees under ERISA or any other applicable regulations, or claiming benefit payments for which Strata may be liable (other than those made in the ordinary operation of such plans), nor to the Knowledge of Strata, is there any fact which would reasonably be expected to give rise to such claim. The Strata Benefit Plans are not the subject of any pending (or any threatened) investigation or audit by the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation.

(f) With respect to any Strata Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) (a “Strata Welfare Plan”), (i) each such Strata Welfare Plan for which contributions are claimed by Strata as deductions under any provision of the Code is in material compliance with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a Strata Welfare Plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a Tax under Section 4976(a) of the Code, (iii) any Strata Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies materially, and in each and every case has complied materially, with all of the applicable material requirements of Section 4980B of the Code, ERISA, the Family and Medical Leave Act of 1993, the Health Insurance Portability and Accountability Act of 1996, the Newborns’ and Mothers’ Health Protection Act of 1996, the Mental Health Parity Act of 1996, the Women’s Health and Cancer Rights Act of 1998, and any other applicable federal or state law, and (iv) all Strata Welfare Plans may be amended or terminated at any time on or after the Closing Date in accordance with their terms.

(g) Strata has no obligations for retiree health and life benefits under any Strata Welfare Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality.

(h) Except as set forth in Section 5.15(h) of Strata’s Disclosure Schedule, neither the execution of this Agreement, nor approval by the shareholders of Service of this Agreement, nor consummation of the Transactions shall (i) entitle any employees of Strata to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Strata Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Strata Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual,” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, or (v) result in any payment that would be nondeductible pursuant to Section 162(m) of the Code.

(i) Except as set forth in Section 5.15(i) of Strata’s Disclosure Schedule, no Strata Benefit Plan is a nonqualified deferred compensation plan, as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder (a “Strata 409A Plan”) nor are there any so-called “rabbi trusts” or “secular trusts” established to satisfy, in whole or in part, the obligations of any such plan. Each Strata 409A Plan complies in all respects, in both form and operation, with the requirements of Section 409A of the Code and the Treasury regulations and guidance thereunder. No payment to be made under any Strata 409A Plan is, or to the Knowledge of Strata shall be, includible in gross income of any participant in such Strata 409A Plan pursuant to Sections 409A(a)(l)(A) or 409A(b) of the Code or subject to interest or additional Tax pursuant to Section 409A(a)(l)(B) of the Code. No Service Option granted by Service provides or provided for a deferral of compensation subject to Section 409A of the Code, and all such Service Options were granted with an exercise price equal to at least one hundred percent (100%) of the fair market value of the underlying Service Common Stock on the date the Service Option was granted based upon a reasonable valuation method acceptable for purposes of both Section 409A and GAAP.

(j) Strata has complied in all respects with the Massachusetts law known as “An Act Providing Access to Affordable, Quality, Accountable Health Care,” as amended, including, without limitation, timely adoption and administration in accordance with 956 CMR 4.01 through 4.08 of a Section 125 plan for all employees for whom such plan is required, filing of all reporting and disclosure requirements (including, without limitation, all requirements with respect to Health Insurance Responsibility Disclosure forms) and the non-discriminatory offer and equal availability requirements.

(k) Each Strata Pension Plan intended to qualify as an employee stock ownership plan within the meaning of Section 4975(e) of the Code (a “Strata ESOP”) satisfies the applicable requirements of Section 409 of the Code, including, without limitation, Section 409(e). Each Strata ESOP provides that shares of Service Common Stock held as a plan asset shall be voted by the ESOP’s trustee (or other applicable named fiduciary) in a manner that conforms with the Code and ERISA.

(l) With respect to each Strata Benefit Plan that is an unfunded supplemental retirement plan, the liability under each such plan has been fully accrued in the balance sheets of the Service SEC Documents. The accrued liability under each such plan is set forth in Section 5.15(l) of Strata’s Disclosure Schedule.

5.16 Labor Matters. Strata is in compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. There are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings of any nature pending or, to the Knowledge of Strata, threatened, against Strata brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Strata is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Strata the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Strata to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor dispute, arbitration, lawsuit or administrative proceeding involving it pending or threatened, nor is Strata aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. No employees of Strata are represented by any labor union.

5.17 Environmental Matters. Except as set forth in Section 5.17 of Strata’s Disclosure Schedule:

(a) Strata is in compliance with applicable Environmental Laws;

(b) No real property (including buildings or other structures) currently or formerly owned, leased or operated by Strata, nor, to the Knowledge of Strata, any real property in which Strata has held a security interest, Lien or a fiduciary or official management role within the past five (5) years (“Strata Loan Property”), has been contaminated with, or has had any release of, any Hazardous Substance in an amount or concentration that requires notification, investigation, remediation, removal or other response actions under applicable Environmental Laws;

(c) There are no underground storage tanks located at, on, or under any real property currently owned, leased or operated by Strata, or, to the Knowledge of Strata, any Strata Loan Property;

(d) Strata has not participated in the management regarding Hazardous Substances of any Strata Loan Property, except to the extent such management is required or permitted under the secured lender liability protection provisions of applicable Environmental Laws;

(e) Strata has no present liability for any Hazardous Substance contamination on any third party property;

(f) Strata has not received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law;

(g) Strata is not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law;

(h) There are no existing conditions involving Strata, any real property currently or formerly owned, leased or operated by Strata, or, to the Knowledge of Strata, any Strata Loan Property, that could reasonably be expected to result in any material claims, or material liability against Strata pursuant to any Environmental Law, or, that could be reasonably expected to result in any restrictions on the ownership, use or transfer of real property currently owned by Strata pursuant to any Environmental Law; and

(i) Strata has delivered or made available to Middlesex copies of all environmental reports, studies, sampling data, correspondence, filings and, to its Knowledge, other environmental information in its possession, or reasonably available to it, relating to Strata’s compliance with Environmental Laws or to environmental conditions at any real property currently or formerly owned, leased or operated by Strata or any Strata Loan Property. As used in this Agreement, the term “Environmental Laws” shall mean any and all laws (including common law), statutes, ordinances, bylaws, rules, regulations, orders or determinations of any Governmental Authority pertaining to health or the environment (including, without limitation, ambient or indoor air, soil, soil vapor, sediment, surface water and groundwater), and all permits, registrations, licenses, and approvals required under such laws, statutes, ordinances, bylaws, rules, regulations, orders or determinations.

5.18 Tax Matters.

(a) Strata has filed (or caused to be filed) all Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by Strata (whether or not shown on any Tax Return) have been paid other than Taxes (i) which are not yet due, (ii) which are being contested in good faith as described in Section 5.18(a) of Strata’s Disclosure Schedule, or (iii) for which adequate reserves have been accrued in the balance sheets contained in the Service SEC Documents. Except as set forth in Section 5.18(a) of Strata’s Disclosure Schedule, Strata is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Strata does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Strata.

(b) Strata has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) To the Knowledge of Strata, no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Strata. Strata has not received from any foreign, federal, state, or local Taxing authority (including jurisdictions where Strata has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing authority against Strata.

(d) Strata has provided Middlesex with true, correct and complete copies of the United States federal, state and local, and foreign income Tax Returns filed after December 31, 2002. Strata has disclosed in Section 5.18(d) of Strata’s Disclosure Schedule those Tax Returns that have been audited during the last six (6) years, and those Tax Returns that currently are the subject of an audit. Strata has delivered to Middlesex true, correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by Strata after June 30, 2002. Strata has timely and properly taken such actions in response to, and in compliance with, notices Strata has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in their records of any B notices or C notices received with respect to any depositors, customer, shareholders or payees.

(e) Strata has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Except as set forth in Section 5.18(f) or Strata’s Disclosure Schedule, Strata is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law), or (ii) any amount that shall not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local or foreign Tax law). Strata has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Strata has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662 or Code Section 6662A. Except as set forth in Section 5.18(f) of Strata’s Disclosure Schedule, Strata is not a party to or bound by any Tax allocation or sharing agreement. Strata (x) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group, the common parent of which was Service MHC), and (y) has no liability for the Taxes of any Person (other than Strata) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. Strata has not participated in or has any liability or obligation with respect to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor or successor provision).

(g) The unpaid Taxes of Strata (i) did not, as of the end of the most recent period covered by the Service SEC Documents filed on or prior to the date of this Agreement, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in the Service SEC Documents filed on or prior to the date of this Agreement (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Strata in filing its Tax Returns. Since the end of the most recent period covered by the Service SEC Documents filed prior to the date of this Agreement, Strata has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h) Strata shall not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.

5.19 Risk Management Instruments. Strata is not a party, nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (a) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives,” or (b) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with the Interagency Guidelines Establishing Standards for Safety and Soundness, as set forth as appendix A to 12 C.F.R. pt. 364, and related regulatory guidance. All of such Derivatives Contracts or other instruments are legal, valid and binding obligations of Strata, enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally), and are in full force and effect. Strata has duly performed all of their obligations thereunder to the extent that such obligations to perform have accrued; and there are no breaches, violations or defaults, or allegations or assertions of such, by any party thereunder which would have, or would reasonably be expected to have, a Strata Material Adverse Effect.

5.20 Investment Securities. Except for pledges to secure public and trust deposits, FRB borrowings, Federal Home Loan Bank of Boston advances, repurchase agreements and reverse repurchase agreements entered into in arms’-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the balance sheet of Service contained in its most recent Form 10-K filed with the SEC, as amended, and none of the material investments made by Strata since June 30, 2008, are subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time. To the Knowledge of Strata, the information (including electronic information and information contained on tapes and computer disks) with respect to all investment securities (including mortgaged-backed securities) of Strata furnished to Middlesex by Strata is, as of the respective dates indicated therein, true and correct in all material respects.

5.21 Loans; Nonperforming and Classified Assets.

(a) Each loan agreement, note or borrowing arrangement (whether written or oral), including, without limitation, portions of outstanding lines of credit, loan commitments, leases, credit enhancements and guarantees (collectively, “Loans”), on the books and records of Strata (i) was made and has been serviced in accordance with Strata’s lending standards in the ordinary course of business, (ii) is evidenced by appropriate and sufficient documentation, (iii) to the extent secured, has been secured by valid Liens and security interests which have been perfected, and (iv) constitutes the legal, valid and binding obligation of the obligor named therein enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles. The information (including electronic information and information contained on tapes and computer disks) with respect to all Loans of Strata furnished to Middlesex by Strata is, as of the respective dates indicated therein, true and correct. All Loans originated, directly or through third party mortgage brokers, have been originated in compliance with all federal, state and local laws, including, without limitation, the Real Estate Settlement Procedures Act of 1974, as amended.

(b) Strata has disclosed in Section 5.21(b) of Strata’s Disclosure Schedule, as of October 31, 2008: (i) any Loan under the terms of which the obligor is 30 or more days delinquent in payment of principal or interest, or, to the Knowledge of Strata, in default of any other provision thereof, (ii) each Loan which has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import) by Strata or an applicable regulatory authority (it being understood that no representation is being made that the FDIC or staff of the Commissioner would agree with the Loan classifications established by Strata), (iii) a listing of the OREO acquired by or currently in the process of being acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (iv) each Loan with any director, executive officer or five percent (5%) or greater shareholder of Strata, or, to the Knowledge of Strata, any Person controlling, controlled by or under common control with any of the foregoing. All Loans which are classified as “insider transactions” under Regulation O of the FRB have been made by Strata in an arm’s-length-manner on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectability or present other unfavorable features.

(c) No agreement, pursuant to which any Loans or other assets have been or shall be sold by Strata, entitled the buyer of such Loans or other assets, unless there is material breach of a representation or covenant by Strata, to cause Strata to repurchase such Loan or other asset, or the buyer to pursue any other form of recourse against Strata.

5.22 Bank Owned Life Insurance. Strata has disclosed in Section 5.22 of Strata’s Disclosure Schedule a true, correct and complete description of all Bank Owned Life Insurance (“BOLI”) owned by Strata. Except as set forth in Section 5.22 of Strata’s Disclosure Schedule, the value of such BOLI, as of the date of this Agreement, is fairly and accurately reflected on Service’s balance sheet contained in Service’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 in accordance with GAAP. Except as set forth in Section 5.22 of Strata’s Disclosure Schedule, all life insurance policies on the lives of any of the current and former officers and directors of Strata that are maintained by Strata and are otherwise included as assets on the books of Strata are, or shall at the Mid-Tier Effective Time be, owned by Strata free and clear of any claims thereon by the officers or members of their families, except with respect to the death benefits thereunder, as to which Strata agrees that there shall not be an amendment prior to the Mid-Tier Effective Time without the consent of Middlesex.

5.23 Properties.

(a) The real and material personal property owned by Strata or presently used by Strata in its business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. Strata has good and marketable title, free and clear of all Liens, to all of the real and material personal properties and assets reflected on the consolidated statement of financial condition of Service as of June 30, 2008, included in the Service SEC Documents or acquired after such date, other than properties sold by Strata in the ordinary course of business, except (i) Liens for current Taxes and assessments not yet due or payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and non-monetary encumbrances, if any, as do not, individually or in the aggregate, materially impair the current uses of the occupancy by Strata, and (iv) as reflected on the consolidated statement of financial condition of Service as of June 30, 2008, included in the Service SEC Documents. All real and personal property which is material to Strata’s business on a consolidated basis and leased or licensed by Strata is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms, and such leases or licenses shall not terminate or lapse prior to the Mid-Tier Effective Time, and there exists no material default under any such leases or licenses by Strata nor any event which, with notice or lapse of time or both, would constitute a material default thereunder by Strata except for such defaults which, individually, or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by such lease or license or in a material liability to Strata.

(b) Strata has made available or shall make available to Middlesex true, legible and complete copies of (i) each deed for each parcel of OREO and, to the extent available, for each parcel of leased real property, and (ii) except as set forth in Section 5.23(b) of Strata’s Disclosure Schedule, all the title insurance policies, title reports, surveys, certificates of occupancy, environmental reports and audits, appraisals, agreements, permits, other Liens, title and other documents relating to or otherwise affecting any real property and the operations thereon. Either Strata or a Subsidiary, as the case may be, is in peaceful and undisturbed possession of each parcel of real property, and there are no contractual or legal restrictions that preclude or restrict the ability to use the real property for the purposes for which it is currently being used. All existing water, sewer, steam, gas, electricity, telephone, cable, fiber optic cable, internet access and other utilities required for the use, occupancy, operation and maintenance of the real property which is material to Strata’s business are adequate for the conduct of the business as it has been and currently is conducted. To the Knowledge of Strata, there are no material latent defects or material adverse physical conditions affecting the real property or any of the facilities, buildings, structures, erections, improvements, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on or forming part of the real property, other than those identified in Section 5.23(b) of Strata’s Disclosure Schedule.

(c) The OREO and the leased property identified in Section 5.23(c) of Strata’s Disclosure Schedule constitute all of the real property owned, used or occupied by Strata in connection with the conduct of the business.

5.24 Intellectual Property. Strata owns or possesses valid and binding licenses and other rights to use, without payment of any amount, all patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, all of which have been disclosed in Section 5.24 of Strata’s Disclosure Schedule, and Strata has not received any notice of conflict with respect thereto that asserts the right of others. Strata has performed, in all material respects, all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing.

5.25 Fiduciary Accounts. Strata does not engage in any trust business, nor does it administer or maintain accounts for which it acts as a fiduciary (other than individual retirement accounts and Keogh accounts), including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

5.26 Capitalization. As of September 30, 2008, Strata Bank was “adequately capitalized,” as such term is defined in the regulations promulgated by the FDIC at 12 C.F.R. § 325.103. On the day immediately prior to the Mid-Tier Effective Date, Strata Bank shall have (a) a Tier 1 risk-based capital ratio of four percent (4.0%) or more, and (b) a leverage ratio of four percent (4.0%) or more; provided, however, that Strata shall not be deemed to have breached this representation if its failure to maintain either a Tier 1 risk-based capital ratio or a leverage ratio of four percent (4.0%) or more results from either: (x) the expense disclosed in Section 5.26 of Strata’s Disclosure Schedule, or (y) a net loss incurred by Strata at the request of Middlesex. For purposes of this representation, the term “net loss” shall mean any actual loss incurred by Strata at the request of Middlesex, offset by any actual gain incurred by Strata at the request of Middlesex.

5.27 CRA, Bank Secrecy, Anti-Money Laundering and Customer Information Security. Strata is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist which would cause Strata Bank: (a) to be deemed not to be in satisfactory compliance in any material respect with the CRA or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory;” or (b) to be deemed to be operating in violation of the Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA Patriot Act of 2001, Public Law 107-56 (the “USA Patriot Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any applicable federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Strata Bank pursuant to 12 C.F.R. Part 364. Furthermore, the Board of Directors of Strata Bank has adopted, and Strata Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that have not been deemed ineffective in any material respects by any Bank Regulators and that meet the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

5.28 Books and Records. The books and records of Strata are being maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect all dealings and transactions in respect of the business, assets, liabilities and affairs of Strata.

5.29 Insurance. Strata has disclosed in Section 5.29 of Strata’s Disclosure Schedule all of the material insurance policies, binders or bonds currently maintained by Strata (“Insurance Policies”). Strata is insured with reputable insurers against such risks and in such amounts as the management of Strata reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Strata is not in default thereunder and has not received any notice of non-renewal or cancellation with respect thereto; and, to the Knowledge of Strata, all claims thereunder have been filed in due and timely fashion, and Strata has timely provided such insurers with all required notice of all matters which may reasonably become a claim or otherwise constitute a basis for seeking recovery under the Insurance Policies. There is no claim pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy.

5.30 Allowance for Loan Losses. Strata’s allowance for Loan losses is in compliance with Strata’s existing methodology for determining the adequacy of its allowance for Loan losses and the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is adequate under all such standards.

5.31 Credit Card Accounts. Except as set forth in Section 5.31 of Strata’s Disclosure Schedule, Strata does not originate, maintain or administer credit card accounts.

5.32 Merchant Processing. Except as set forth in Section 5.32 of Strata’s Disclosure Schedule, Strata does not provide, and has not provided, merchant credit card processing services to any merchants.

5.33 Transactions with Affiliates. All “covered transactions” between Strata Bank and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act, are in compliance with such provisions and the provisions of FRB Regulation W.

5.34 Required Vote; Antitakeover Provisions.

(a) The affirmative vote of the holders of two-thirds of the outstanding shares of Service Common Stock at a special meeting called to consider the subject (including any adjournment or postponement, the “Service Meeting”) is necessary to approve this Agreement and the Transactions on behalf of Service. No other vote of the shareholders of Service is required by law, the Service Charter, the Service Bylaws or otherwise to approve this Agreement and the Transactions.

(b) The affirmative vote of two-thirds of the corporators of Service MHC at a meeting called to consider the subject is necessary to approve this Agreement and the MHC Merger on behalf of Service MHC. No other vote of the trustees or corporators of Service MHC is required by law, the Service MHC Charter, the Service MHC Bylaws or otherwise to approve this Agreement and the Transactions.

(c) Assuming the accuracy of the representation and warranty of MB MHC and MSB contained in Section 6.14, no “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation, including, without limitation, MGL Chapter 110F, is applicable to this Agreement and the transactions contemplated hereby.

(d) Service (including the Service Board) does not have in place, and has not ever adopted, a shareholder rights or similar plan pursuant to which, subject to the occurrence of specified triggering events, Service shareholders would be permitted to purchase at a discount shares of Service Common Stock or other Equity Interests or property of Service, with the intention and/or effect of diluting the value or voting power of Service Common Stock with respect to any stockholder, or any other arrangement designed to have a similar intention and/or effect (including any plan commonly referred to as a “poison pill”).

5.35 Fairness Opinion. The Service Board has received the oral opinion of KBW, which opinion shall be promptly confirmed in writing and dated as of the date of this Agreement, to the effect that as of the date of this Agreement, the Per Share Merger Consideration is fair from a financial point of view to the holders of the Public Shares. Service has been authorized by KBW to permit the inclusion of such opinion in its entirety in the Proxy Statement.

5.36 Transactions in Securities. Strata has questioned its current trustees, directors and executive officers concerning known stock transfers since December 30, 2003, and based upon that investigation, Strata has not, and, to Strata’s Knowledge, (a) no trustee, director or officer of Strata, (b) no Person related to any such trustee, director or officer by blood, marriage or adoption and residing in the same household, and (c) no Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any shares of Service Common Stock or other securities issued by Service (x) during any period in which such Person was in possession of material nonpublic information, or (y) in violation of any applicable provision of the Exchange Act.

5.37 Proxy Statement. The information contained in the proxy statement to be sent to the shareholders of Service in connection with the Service Meeting (the “Proxy Statement”) shall not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of Service or at the time of the Service Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Service Meeting which shall have become false or misleading. Notwithstanding the foregoing, Service makes no representation or warranty with respect to any information to be supplied by Middlesex which is contained in any of the foregoing documents. The Proxy Statement shall comply in all material respects as to form and content with the requirements of the Exchange Act and the rules and regulations thereunder.

5.38 Full Disclosure. The representations and warranties made or contained in this Agreement, Strata’s Disclosure Schedule and the certificates and statements executed or delivered in connection herewith, when taken together, do not and shall not contain any untrue statement of a material fact and do not and shall not omit to state a material fact required to be stated herein or therein or necessary in order to make such representations, warranties or other material not misleading in the light of the circumstances in which they were made or delivered.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MIDDLESEX

As a material inducement to Service MHC, Service and Strata Bank to enter into this Agreement, and with the understanding that Strata shall be relying thereon in consummating the Transactions, each of MB MHC and MSB, severally, hereby represents and warrants to Service MHC, Service and Strata Bank that, except as set forth in Middlesex’s Disclosure Schedule delivered by Middlesex to Strata on the date of this Agreement, the statements contained in this Article VI are true and correct, in the case of MSB, as of the date that MSB executed this Agreement, and, in the case of MB MHC, as of the date that MB MHC executed the Joinder Agreement, and shall be true and correct as of the Closing Date, except for representations and warranties made as of a specific time, which shall be true and correct as of such time. No representation or warranty of MB MHC or MSB contained in this Article VI shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any section of this Article VI, has had or would reasonably be expected to have a Middlesex Material Adverse Effect; provided, however, that the foregoing standard shall not apply to the representations and warranties contained in Sections 6.4, 6.5, and 6.15(a) and the first and fourth sentences of Section 6.1(a) and the first sentence of each of Sections 6.1(b) and 6.6(a), which shall be deemed untrue, incorrect and breached if they are not true and correct in all respects. Middlesex’s Disclosure Schedule is arranged in sections corresponding to the sections and subsections of this Article VI, and disclosure in one section of Middlesex’s Disclosure Schedule shall constitute disclosure for all sections of Middlesex’s Disclosure Schedule only to the extent to which the applicability of such disclosure is reasonably apparent.

6.1 Organization, Standing and Authority.

(a) MB MHC. MB MHC is a mutual holding company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. MB MHC is duly qualified to do business and is in corporate good standing in each jurisdiction where its ownership or leasing of property or assets, or the conduct of its business, requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Middlesex Material Adverse Effect. MB MHC has in full force and effect all federal, state, local and foreign governmental authorizations necessary for it to own, operate or lease its properties and assets and to carry on its business as now conducted. MB MHC is a bank holding company registered with the FRB under the BHCA. MB MHC is not in violation of any provision of the MB MHC Charter or MB MHC Bylaws.

(b) MSB. MSB is a savings bank in mutual form duly organized and validly existing under the laws of the Commonwealth of Massachusetts. Prior to the consummation of the Transactions, MSB shall establish MB MHC and convert to stock form in accordance with the applicable provisions of Massachusetts law. MSB is duly qualified to do business and is in corporate good standing in each jurisdiction where its ownership or leasing of property or assets, or the conduct of its business, requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Middlesex Material Adverse Effect. MSB has in full force and effect all federal, state, local and foreign governmental authorizations necessary for it to own, operate or lease its properties and assets and to carry on its business as now conducted. MSB is not in violation of any provision of the MSB Charter or MSB Bylaws. The deposit accounts of MSB are insured by the Deposit Insurance Fund maintained by the FDIC and the DIF in the manner and to the maximum extent provided by applicable law, and MSB has paid all deposit insurance premiums and assessments required by applicable laws and regulations. MSB is not obligated to make any payments for premiums and assessments and it has filed all reports required by the FDIC. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of MSB, threatened.

6.2 No MB MHC Stock. MB MHC is a mutual holding company and has no authorized capital stock.

6.3 Subsidiaries.

(a) Except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, MSB does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interest in a partnership or Joint Venture of any kind other than its Subsidiaries and stock in the Federal Home Loan Bank of Boston.

(b) Each of MSB’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Middlesex Material Adverse Effect.

(c) The corporate charter and bylaws, or equivalent organizational documents, of each of MSB’s Subsidiaries are true, correct and complete copies of such documents in effect. Neither MSB nor any of its Subsidiaries is in violation of any provision of its corporate charter, bylaws or equivalent organizational documents.

6.4 Corporate Power. Each of MB MHC and MSB has the requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease or operate all of its properties and assets. Each of MB MHC and MSB has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject to receipt of all necessary approvals of Governmental Authorities (including, without limitation, in connection with the MHC Conversion) and the approval of this Agreement by two-thirds of the corporators of MB MHC.

6.5 Corporate Authority. Subject to the approval of this Agreement by two-thirds of the corporators of MB MHC, this Agreement and the Transactions have been authorized by all necessary corporate action of MB MHC and MSB. The execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the Transactions, have been declared advisable by, and have been duly and validly approved by the requisite vote of, the MB MHC Board and the MSB Board. The MB MHC Board (i) has directed that this Agreement and the Transactions, including the MHC Merger, be submitted to the corporators of MB MHC for approval at a meeting of such corporators, and (ii) has recommended that the corporators of MB MHC approve this Agreement and the Transactions. Each of MB MHC and MSB has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Service MHC, Service and Strata Bank, this Agreement is a valid and legally binding obligation of MB MHC and MSB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

6.6 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by MB MHC and MSB in connection with the execution, delivery or performance by Middlesex of this Agreement or the Bank Merger Agreement, as applicable, or to consummate the Transactions, except for (i) filings of applications or notices with, and approvals or waivers by, the FRB, the FDIC, the Commissioner, the DIF, the BBI and the MHPF, as required, (ii) the filing of the MHC Articles of Merger and the Mid-Tier Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts pursuant to the laws of the Commonwealth of Massachusetts, (iii) the approval of this Agreement by two-thirds of the corporators of MB MHC, and (iv) such corporate approvals and such consents or approvals of, or waivers by, or filings or registrations with, certain of the foregoing federal and state banking agencies in connection with the MHC Merger, the Mid-Tier Merger and the Bank Merger. As of the date of this Agreement, MSB is not aware of any reason why the approvals set forth above and referred to in Section 8.1(c) shall not be received in a timely manner and without the imposition of any Burdensome Condition, or that the requisite approval of MB MHC’s corporators shall not be obtained.

(b) Subject to receipt of the approvals referred to in Section 6.6(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement and the Bank Merger Agreement, as applicable, by MB MHC and MSB, and the consummation of the Transactions and the other transactions contemplated hereby and thereby do not and shall not (i) constitute a breach or violation of, or a default under (or, with notice or lapse of time, or both, would constitute a default under), or give rise to any Lien, any acceleration of remedies or performance or any right of termination or cancellation under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument of Middlesex, or to which Middlesex or any of its properties or assets is subject, affected or bound (whether as issuer, guarantor, obligor or otherwise), (ii) constitute a breach or violation of, or a default under, the corporate charter or bylaws (or similar governing documents) of Middlesex, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument.

6.7 Litigation. There is no claim, suit, hearing, arbitration, action, proceeding (public or private) or investigation of any nature pending or, to the Knowledge of Middlesex, threatened, against Middlesex or challenging the validity or propriety of the Transactions, nor is there any judgment, decree, injunction, rule, award or order of any legal or administrative body or arbitrator outstanding against Middlesex having, or which would reasonably be expected to have a Middlesex Material Adverse Effect. Middlesex is not aware of any facts which would reasonably be expected to give rise to any such claim, suit, action, investigation or other proceeding that would reasonably be expected to result in a Middlesex Material Adverse Effect.

6.8 Regulatory Matters.

(a) Middlesex is not a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, order to cease and desist with, or extraordinary supervisory letter from, any Governmental Authority charged with the supervision or regulation of financial institutions, or engaged in the insurance of deposits or the supervision or regulation of Middlesex (a “Middlesex Governmental Authority”). No Middlesex Governmental Authority has either issued any order or directive specifically naming or referring to Middlesex or required Middlesex to adopt any board resolution, which order, directive or board resolution is currently in effect and restricts materially the conduct of Middlesex’s business, or in any manner relates to its capital adequacy, loan loss allowances or reserves, credit policies, management or overall safety and soundness or its ability to perform its obligations hereunder. Middlesex is not a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Middlesex is entitled to receive financial assistance or indemnification from any Middlesex Governmental Authority. Middlesex has paid all assessments made or imposed by any Middlesex Governmental Authority.

(b) Middlesex has not been advised by, and has no Knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Middlesex Governmental Authority that such Middlesex Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, cease and desist order, extraordinary supervisory letter, order, directive or board resolution referred to in Section 6.8(a).

6.9 Compliance with Laws. Middlesex:

(a) is in compliance in all material respects with all federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the ECOA, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(b) has all material permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit Middlesex to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Middlesex’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c) has received, since October 31, 2005, no written, or to the Knowledge of Middlesex, oral, notification from any Middlesex Governmental Authority (i) asserting that Middlesex is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any material license, franchise, permit or governmental authorization (nor, to the Knowledge of Middlesex, is there any fact or circumstance that would reasonably be expected to give rise to such revocation).

6.10 No Brokers. Excluding the arrangement disclosed in Section 6.10 of Middlesex’s Disclosure Schedule regarding a fee paid or payable to RBC Capital Markets Corporation (“RBC”), neither Middlesex nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor, or incurred any liability for any fees or commissions, in connection with any of the transactions contemplated by this Agreement except for legal, accounting and other professional fees payable in connection with the Mid-Tier Merger and the other Transactions. Middlesex shall be responsible for the payment of all such fees.

6.11 Required Vote; Antitakeover Provisions. The affirmative vote of two-thirds of the corporators of MB MHC at a special meeting called to consider the subject is necessary to approve this Agreement and the MHC Merger on behalf of MB MHC. No other vote of the trustees or corporators of MB MHC is required by law, the MB MHC Charter, the MB MHC Bylaws or otherwise to approve this Agreement and the Transactions.

6.12 Reserved.

6.13 Proxy Statement. The information to be supplied by Middlesex for inclusion in the Proxy Statement shall not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of Service or at the time of the Service Meeting, contain any statement, which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein, or necessary in order to make the statements therein, not false or misleading.

6.14 Ownership of Service Common Stock. Neither Middlesex nor, to Middlesex’s Knowledge, any of its other affiliates or associates (as such terms are defined under the Exchange Act), own beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing shares of Service Common Stock (other than shares held in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted) which in the aggregate represent five percent (5%) or more of the outstanding Service Common Stock.

6.15 Financial Ability.

(a) As of the date of this Agreement and as of the Closing, MB MHC or MSB shall have available to it sources of capital and financing sufficient to fulfill its cash obligations hereunder to pay the Aggregate Merger Consideration. The consummation of the Transactions is not subject to, nor otherwise conditioned upon, MB MHC or MSB obtaining financing of any kind from any source. Immediately following consummation of the Transactions, New Bank shall be “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

(b) MSB has provided to Strata complete and correct copies of (i) the audited balance sheet and statements of operations, changes in retained earnings and cash flows of MSB as of and for the fiscal year ended October 31, 2007 and (ii) and the unaudited balance sheet and statements of operations, and changes in retained earnings of MSB as of and for the eleven months ended September 30, 2008. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in accordance with applicable requirements of GAAP, the financial position of MSB and its Subsidiaries as of the date thereof and the consolidated statements of income of MSB and its Subsidiaries for the periods presented therein.

(c) Section 6.15(c) of Middlesex’s Disclosure Schedule sets forth, as of October 31, 2008, the tangible net worth (determined in accordance with GAAP) of MSB.

(d) To the Knowledge of Middlesex, from September 30, 2008 through the date of this Agreement, there has not been any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of MSB or any of its Subsidiaries, which has had or would reasonably be expected to have, either individually or in the aggregate, a Middlesex Material Adverse Effect.

6.16 Disclosure. The representations and warranties made or contained in this Agreement, Middlesex’s Disclosure Schedule and the certificates and statements executed or delivered in connection herewith, when taken together, do not and shall not contain any untrue statement of a material fact and do not and shall not omit to state a material fact required to be stated herein or therein or necessary in order to make such representations, warranties or other material not misleading in the light of the circumstances in which they were made or delivered.

ARTICLE VII

COVENANTS

7.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Strata and Middlesex agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transactions as promptly as practicable and otherwise to enable consummation of the Transactions, including, without limitation, effecting all filings and obtaining (and cooperating with the other party hereto to obtain) any permit, consent, authorization, order or approval of, or any exemption by, any Governmental Authority (including, but not limited to, the necessary approvals from the Bank Regulators) and any other third party that is required to be obtained by Strata or Middlesex in connection with the MHC Merger, the Mid-Tier Merger or the Bank Merger and the other transactions contemplated hereby, and using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the MHC Merger, the Mid-Tier Merger or the Bank Merger and the other transactions contemplated hereby, and using reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the MHC Merger, the Mid-Tier Merger or the Bank Merger and the other transactions contemplated hereby or seeking material damages, and each shall cooperate fully with the other party hereto to that end.

7.2 Shareholder Approval.

(a) Service shall promptly, but in any event in no more than 30 days following the execution of this Agreement, prepare and file with the SEC the preliminary Proxy Statement. Service shall make the draft Proxy Statement available to Middlesex for review promptly after preparation thereof and shall give Middlesex an opportunity to comment and suggest revisions to such Proxy Statement prior to filing with the SEC. After the Proxy Statement is cleared by the SEC, Service shall mail the Proxy Statement to the holders of Service Common Stock as promptly as reasonably practicable after responding to all such comments to the satisfaction of the SEC’s staff. Service shall notify Middlesex promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Middlesex with copies of all correspondence between Service or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Mid-Tier Merger. If at any time prior to the Service Meeting, there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, Service shall promptly prepare, and, after consultation with Middlesex, mail to the holders of Service Common Stock such amendment or supplement. Middlesex shall cooperate with Service in the preparation of the Proxy Statement, any amendment or supplement thereto, and any other communication that could reasonably be deemed to be proxy solicitation materials relating to the Mid-Tier Merger (collectively, “Proxy Materials”), and shall furnish Service with all information reasonably requested by Service for inclusion in, or otherwise in respect of, the Proxy Materials. Middlesex and its counsel and advisors shall be given a reasonable opportunity to review and comment upon any Proxy Materials prior to their filing with the SEC or dissemination to the holders of the Service Common Stock.

(b) Without limiting the generality of the foregoing, each of the parties shall correct promptly any information provided by it to be used specifically in the Proxy Statement, if and to the extent any such information shall be or have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Proxy Statement so as to correct the same and to cause the Proxy Statement as so corrected to be disseminated to the holders of Service Common Stock, in each case to the extent required by applicable law or otherwise deemed appropriate by Service.

(c) The trustees of Service MHC, as the majority stockholder of Service, have approved this Agreement. Service agrees to take, in accordance with applicable law and the Service Charter and the Service Bylaws, all action necessary to call, give notice of, convene, and hold the Service Meeting as soon as reasonably practicable; provided, however that Service shall not required to hold the Service Meeting prior to the Middlesex Meeting. Except with the prior approval of Middlesex, no other matters (except for routine annual meeting matters and matters required by the federal securities laws, in the event the Service Meeting is an annual meeting) shall be submitted for the approval of the Service shareholders at the Service Meeting. Subject to Section 7.7, the Service Board shall, at all times prior to and during the Service Meeting, recommend such approval (the “Service Board Recommendation”) and shall take all reasonable lawful action to solicit such approval by its shareholders and the Proxy Statement shall include the Service Board Recommendation. Nothing contained in Section 7.7 shall affect or otherwise limit the obligation of Service to call, give notice of, convene, and hold the Service Meeting.

7.3 Corporator Approval.

(a) Service MHC agrees to take, in accordance with applicable law, the Service Charter and the Service Bylaws, all action necessary to call, give notice of, convene, and hold as soon as reasonably practicable, but in any event no later than the Service Meeting, a meeting of its corporators to consider and vote upon the approval of this Agreement, the MHC Merger and any other matter required to be approved by Service MHC’s corporators for consummation of the Transactions. The Board of Trustees of Service MHC shall, at all times prior to and during such corporator meeting, recommend that the corporators approve this Agreement and the Transactions (including the MHC Merger) and shall not withdraw, qualify or modify, or propose to withdraw, qualify or modify its recommendation, in any manner adverse to Middlesex except as permitted under Section 7.7.

(b) MB MHC agrees to take, in accordance with applicable law, the MB MHC Charter and the MB MHC Bylaws, all action necessary to call, give notice of, convene, and hold as soon as reasonably practicable, but in any event before the Service Meeting, a meeting of its corporators (together with any adjournment or postponement thereof, the “Middlesex Meeting”) to consider and vote upon the approval of this Agreement, the MHC Merger and any other matter required to be approved by MB MHC’s corporators for consummation of the Transactions. Except as expressly permitted under this Section 7.3(b) or required by applicable law, the MSB Board and the MB MHC Board shall, at all times prior to and during such Middlesex Meeting, recommend that the corporators approve this Agreement and the Transactions (the “Middlesex Recommendation”). None of the MSB Board, the MB MHC Board, or any committee, director or trustee thereof, shall withdraw, qualify or modify, or propose to withdraw, qualify or modify, in any manner adverse to Strata in connections with the Transactions contemplated by this Agreement (including the MHC Merger), the Middlesex Recommendation, or make any statement, filing or release, in connection with the Middlesex Meeting or otherwise inconsistent with the Middlesex Recommendation. Notwithstanding any other provision of this Agreement, prior to the Middlesex Meeting, the MSB Board and/or the MB MHC Board may withdraw, qualify or modify the Middlesex Recommendation (a “Middlesex Subsequent Determination”) if, but only if, (i) the applicable board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and an independent financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (ii) it promptly notifies Strata of such determination, (iii) during the three (3) Business Day period after receipt of such notification by Strata, Middlesex and the MSB Board and the MB MHC Board shall have cooperated and negotiated in good faith with Strata to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Middlesex to proceed with the Middlesex Recommendation without a Middlesex Subsequent Determination; provided, however, that Strata shall not have any obligation to propose any adjustment, modification or amendment to the terms and conditions of this Agreement, and (iv) at the end of such three (3) Business Day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Strata since its receipt of the notification required under clause (ii), the MSB Board and/or the MB MHC Board has again in good faith made the determination in clause (i) of this sentence. Notwithstanding the foregoing, the changing, qualifying or modifying of the Middlesex Recommendation or the making of a Middlesex Subsequent Determination by the MSB Board and/or the MB MHC Board shall not change the approval of the MSB Board and the MB MHC Board for purposes of causing any Takeover Law to be inapplicable to this Agreement and the Middlesex Voting Agreements and the transactions contemplated hereby and thereby, including the Mid-Tier Merger.

7.4 Regulatory Filings.

(a) Each of Middlesex and Strata and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities, including the Bank Regulators, necessary or advisable to consummate the Transactions, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities, provided, that such terms and conditions do not, individually or in the aggregate, prohibit or materially limit the ownership or operation by Strata, or by Middlesex, of all or any material portion of the business or assets of Strata, taken as a whole, or Middlesex, or compel Middlesex to dispose of or hold separate all or any material portion of the business or assets of Strata, taken as a whole, or Middlesex (a “Burdensome Condition”); and any initial filings with Governmental Authorities (other than the Proxy Statement) shall be made by Middlesex as soon as reasonably practicable after the execution hereof. Each of Middlesex and Strata shall have a reasonable time to review such filings in advance, and to the extent practicable, each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Authority in connection with the Transactions. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions, and each party shall keep the other parties apprised of the status of material matters relating to completion of the Transactions.

(b) Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, trustees, officers and shareholders, and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

(c) Strata shall notify Middlesex promptly and shall promptly furnish Middlesex with copies of notices or other communications received by Strata of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions (and the response thereto from Strata or its Representatives), (ii) subject to applicable laws and the instructions of any Governmental Authority, any communication from any Governmental Authority in connection with the Transactions (and the response thereto from Strata or its Representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Strata that is related to the Transactions (and the response thereto from Strata or its Representatives). With respect to any of the foregoing, Strata shall consult with Middlesex and its Representatives so as to permit Strata and Middlesex and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(d) Middlesex shall notify Strata promptly and shall promptly furnish Strata with copies of notices or other communications received by Middlesex of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions (and the response thereto from Middlesex or its Representatives), (ii) subject to applicable laws and the instructions of any Governmental Authority, any communication from any Governmental Authority in connection with the Transactions (and the response thereto from Middlesex or its Representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Middlesex that are related to the Transactions (and the response thereto from Middlesex or its Representatives). With respect to any of the foregoing, Middlesex shall consult with Strata and its Representatives so as to permit Middlesex and Strata and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

7.5 Press Releases. Except with respect to any action taken pursuant to, and in accordance with, Article IX, so long as this Agreement is in effect, Strata and Middlesex shall consult with each other before issuing any press release with respect to the Transactions or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may, upon the advice of outside counsel, be required by law or the rules or regulations of NASDAQ or other regulatory authority. Strata and Middlesex shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transactions as reasonably requested by the other party. In addition, so long as this Agreement is in effect, Strata and Middlesex shall each use their reasonable best efforts to ensure that all communications with customers, suppliers, employees, shareholders, and the community in general relating to the Transactions, subject to the requirements of applicable law, are consistent with any such public announcement materials.

7.6 Access; Information.

(a) Strata and Middlesex agree that upon reasonable notice and subject to applicable laws relating to the exchange of information, Strata shall afford Middlesex and Middlesex’s officers, employees, and Representatives, such access during normal business hours throughout the period prior to the Mid-Tier Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors but excluding confidential information contained in personnel files to the extent the disclosure of such information is prohibited by privacy laws), properties and personnel, and to such other information as Middlesex may reasonably request and, during such period, Strata shall furnish promptly to Middlesex all information concerning its business, properties and personnel as Middlesex may reasonably request. Representatives of Strata’s senior management shall meet periodically with representatives of Middlesex’s senior management to coordinate post-closing integration planning, including working toward conforming Strata’s asset/liability management, lending practice, credit review and administrative and related policies and practices to those of Middlesex. Notwithstanding anything to the contrary contained in this Section 7.6(a), Strata shall not be obligated, and shall not be obligated to cause any of its Subsidiaries, to afford to Middlesex any access to any of its properties, books, contracts, commitments, and records relating to, or in respect of, any pricing information, customer specific information, or other similar competitively sensitive information.

(b) Each party agrees that it shall not, and shall cause its Representatives not to, use any information obtained pursuant to this Section 7.6 (as well as any other information obtained prior to the date of this Agreement in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Transactions. Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 7.6 (as well as any other information obtained prior to the date of this Agreement in connection with the entering into of this Agreement), unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains, or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the Transactions shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by any party of the business and affairs of any other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the Transactions.

7.7 Acquisition Proposals.

(a) Strata agrees that neither it nor any of its officers, trustees, or directors shall, and that Strata shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, initiate, solicit, induce, encourage or otherwise facilitate (including, without limitation, by way of furnishing information or data) any inquiries regarding, or the making of, any proposal or offer which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (other than by Middlesex).

(b) Strata agrees that neither it nor any of its officers, directors or trustees shall, and that Strata shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, engage in any negotiations concerning any Acquisition Proposal or provide, or otherwise afford access to, any Person (other than Middlesex), any information or data relating to Strata or otherwise relating to an Acquisition Proposal, or enter into any definitive agreement, arrangement or understanding (including, without limitation, any agreement in principle, letter of intent, memorandum of understanding or similar arrangement) with respect to an Acquisition Proposal or requiring it (or conditioned upon requiring it) to abandon, terminate or fail to consummate the MHC Merger, the Mid-Tier Merger or any other transaction contemplated by this Agreement or approve or recommend an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Service or the Service Board, between the date of this Agreement and prior to the date of Service Meeting, from (i) providing information in response to a request therefore by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Service Board receives from the Person so requesting such information an executed confidentiality agreement no less favorable to it than the Confidentiality Agreement entered into on October 8, 2008 by MSB and KBW as agent for Service (the “Confidentiality Agreement”); (ii) engaging in any negotiations or discussions with any Person that has made an unsolicited bona fide written Acquisition Proposal; or (iii) recommending such an Acquisition Proposal to the shareholders of Service, if and only to the extent that, (x) in each such case referred to in clause (i), (ii) or (iii) above, Service determines in good faith (after consultation with outside legal counsel) and by the requisite vote of the Service Board that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law, (y) in each such case referred to in clause (i) or (ii) above, the Service Board also determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal, and (z) in the case referred to in clause (iii) above, (A) the Service Board also determines in good faith (after consultation with its financial advisor) and by the requisite vote of the Service Board that such Acquisition Proposal is a Superior Proposal, (B) the Service Board has given Middlesex three (3) Business Days’ prior written notice of its intention to recommend such Acquisition Proposal to the shareholders of Service (which notice shall specify the material terms of the applicable Acquisition Proposal), (C) the Service Board has considered any changes to the Aggregate Merger Consideration, Per Share Merger Consideration or to this Agreement (if any) proposed by Middlesex, and (D) the Service Board has determined in good faith and by the requisite vote of the Service Board, after consultation with Service’s outside legal counsel and after consultation with its financial advisor, that such unsolicited Acquisition Proposal remains a Superior Proposal even after the changes proposed by Middlesex. During any such three (3) Business Day period, Middlesex shall be entitled to deliver to Strata one or more counterproposals to such Acquisition Proposal. Strata shall promptly provide to Middlesex any non-public information regarding Strata provided to any other Person which was not previously provided to Middlesex, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Except as otherwise provided in Section 7.7(b), neither the Service Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Middlesex in connection with the transactions contemplated by this Agreement (including the MHC Merger and the Mid-Tier Merger), the Service Board Recommendation, or make any statement, filing or release, in connection with the Service Meeting or otherwise, inconsistent with the Service Board Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Service Board Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Strata to enter into) any letter of intent, agreement in principle, merger agreement, acquisition agreement or other agreement (A) related to any Change in Control Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 7.7(b)) or (B) requiring Strata to abandon, terminate or fail to consummate the MHC Merger and the Mid-Tier Merger or any other transaction contemplated by this Agreement.

(d) Upon execution of this Agreement, Strata shall, and shall use its reasonable best efforts to cause each of its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions, negotiations or communications with any Persons conducted heretofore with respect to any existing or potential Acquisition Proposals and shall request the return or destruction of all confidential information provided to any such parties prior to the date of this Agreement. Any violation of the foregoing restrictions by any of the Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Strata or otherwise, shall be deemed to be a breach of this Agreement by Strata.

(e) From and after the execution of this Agreement, Strata agrees that it shall notify Middlesex promptly (and in any event within twenty-four (24) hours) if any inquiries, proposals or offers are received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Strata or any of Strata’s Representatives, in each case relating to an Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials, providing copies of such materials (including e-mails or other electronic communications)) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials may reasonably be deemed to contravene any law, rule, regulation, order, judgment or decree. Strata agrees that it shall keep Middlesex informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendment or modification to such proposal, offer or request).

(f) Service shall use its best efforts to enforce (and shall not waive any provisions of) any confidentiality, standstill or similar agreement entered into by it or on its behalf by KBW or otherwise relating to a potential Acquisition Proposal.

(g) Nothing contained in this Agreement shall prevent Service or the Service Board from complying with its disclosure obligations under Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal (it being understood that if any such disclosure constitutes or contemplates a withholding, withdrawing, modification, amendment or qualification to the Service Board Recommendation that is adverse to Middlesex or recommendation of an Acquisition Proposal, Service shall comply with all provisions of this Section 7.7).

(h) A “Superior Proposal” shall be a bona fide Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Change in Control Transaction on terms that the Service Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a nationally recognized, independent financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Strata or all, or substantially all, of the assets of Strata on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Service Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to the shareholders of Service pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and any requirement to obtain additional financing and (B) is, in light of the other terms of such proposal, more favorable to the shareholders of Service than the MHC Merger and the Mid-Tier Merger and the other transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

7.8 Certain Policies. Prior to the MHC Effective Date, Strata shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Middlesex; provided, however, that no such modifications or changes need be made prior to the satisfaction of all of the conditions set forth in Article VIII; and further provided that in any event, no accrual or reserve made by Strata pursuant to this Section 7.8 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Strata or its management with any such adjustments.

7.9 Indemnification.

(a) For the six (6) year period following the MHC Effective Time, Middlesex (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of Strata, determined as of the MHC Effective Time (each an “Indemnified Party” and collectively the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the MHC Effective Time, whether asserted or claimed prior to, at or after the MHC Effective Time, arising in whole or in part out or pertaining to the fact that he or she was a trustee, director, officer or employee of Strata or is or was serving at the request of Strata as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent which such Indemnified Parties would be entitled under the Service Charter and the Service Bylaws as in effect as of the date of this Agreement and which is permitted by applicable law and regulation. The right to indemnification under this Section 7.9 shall also include the right to advancement of expenses to the fullest extent provided in the Service Charter and the Service Bylaws.

(b) Any Indemnified Party wishing to claim indemnification under this Section 7.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party except to the extent such failure actually prejudices the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the MHC Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm for all Indemnified Parties, unless the proposed counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest among such parties, in which case the Indemnifying Party shall pay the reasonable fees and expenses of one additional counsel to the extent necessary to avoid such conflict), (ii) the Indemnified Parties shall cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent, and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party by the Indemnifying Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c) Prior to the Closing, Service shall purchase an extended reporting period endorsement under Service’s existing directors’ and officers’ liability insurance coverage, which,

by its terms, shall survive the Transactions contemplated herein, for Service’s present and former directors and officers in a form acceptable to Service that shall provide such directors and officers with coverage for six (6) years following the Mid-Tier Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Service, so long as the aggregate cost is less than $130,000 (the “Maximum D&O Tail Premium”); provided that, if the cost of such endorsement exceeds the Maximum D&O Tail Premium, Service shall obtain such an endorsement with the greatest coverage available for a cost not exceeding Maximum D&O Tail Premium. In connection with the foregoing, Strata agrees to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims.

(d) If MB MHC or MSB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of MB MHC or MSB shall assume the obligations set forth in this Section 7.9.

7.10 Troubled Asset Relief Program.

(a) Middlesex acknowledges that Strata may apply for participation in the CPP, and that if approved for participation in the CPP by the FDIC and the Treasury, that Strata intends to issue the Treasury Preferred Shares to the Treasury as described in Section 7.10 of Strata’s Disclosure Schedule. Strata hereby agrees that, upon notice of approval of any such application, Strata shall immediately deliver written notice to Middlesex of such approval (“CPP Notice”) in accordance with the standards set forth in Section 7.4 of this Agreement. Each CPP Notice shall include a copy of any correspondence with the Treasury related to such approval and a summary of the material terms of the expected issuance of Treasury Preferred Shares. Following delivery of a CPP Notice, each of Middlesex and Strata agree to consult in good faith to identify an alternative to issuance of the Treasury Preferred Shares that is acceptable to Middlesex and Strata.

(b) In connection with an issuance of Treasury Preferred Shares by Strata, each of Middlesex and Strata shall cooperate and use their respective reasonable best efforts to: (i) establish and implement an appropriate organizational structure through which Middlesex shall be permitted to maintain the Treasury Preferred Shares (the “CPP Structure”), (ii) promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of any Governmental Authority (including the Treasury and the Bank Regulators), necessary or advisable to permit Middlesex to maintain the Treasury Preferred Shares, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities, and (iii) enter into any amendment to this Agreement necessary to implement the CPP Structure.

(c) Notwithstanding any other provision of this Section 7.10, Middlesex and Strata hereby agree that, in the event that Middlesex, with the advice of counsel and after consultation with the Treasury, determines that it is permissible to redeem and, in Middlesex’s sole discretion, Middlesex decides to pursue a redemption of the Treasury Preferred Shares in connection with the Mid-Tier Merger, the parties shall negotiate in good faith to make the amendments to this Agreement necessary to accommodate such a redemption; provided, however, that no such amendment need be made prior to the satisfaction of all of the conditions set forth in Article VIII; and further provided that such a redemption shall not constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

7.11 Employment and Benefit Matters.

(a) For the twelve (12) month period commencing on the MHC Effective Date, MSB shall maintain the current base salary levels for the Strata Employees who remain employed by Middlesex after the MHC Effective Time (collectively, the “Continuing Strata Employees”) at not less than the levels that are in effect for the Continuing Strata Employees on the date hereof.

(b) As soon as administratively practicable after the Mid-Tier Effective Time, MSB shall take all reasonable action so that employees of Strata (i) shall receive employee benefits which are no less favorable than those generally afforded to other employees of Middlesex holding similar positions, and (ii) shall be entitled to participate in each employee benefit plan, program or arrangement of Middlesex of general applicability (the “Middlesex Benefit Plans”) to the same extent as similarly-situated employees of Middlesex and its Subsidiaries (it being understood that inclusion of the employees of Strata in the Middlesex Benefit Plans may occur at different times with respect to different plans). Middlesex shall cause each Middlesex Benefit Plan in which employees of Strata are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for accrual or amount of benefits) under the Middlesex Benefit Plans, the service of such employees with Strata to the same extent as such service was credited for such purpose by Strata, to the extent permissible under applicable law, regulation or the governing documents of the Middlesex Benefit Plans. Strata Employees shall be given credit for past service with Strata for purposes of Middlesex’s vacation policy.

(c) Notwithstanding anything to the contrary contained in this Agreement, after the Mid-Tier Effective Time, Middlesex shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any Strata Benefit Plans; provided however that no action may be taken to reduce the benefits accrued under such Strata Benefit Plans prior to the Mid-Tier Effective Time by Strata Benefit Plan participants or beneficiaries. To the extent amounts are distributable under Strata Benefit Plans and constitute “eligible rollover distributions” (as defined in Section 402(f)(2)(A) of the Code), said amounts may be rolled over to any tax-qualified Middlesex Benefit Plan that accepts rollover distributions or to any eligible individual retirement account.

(d) Except as otherwise expressly provided in this Agreement, Middlesex shall honor, and the Surviving Corporation shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of Strata existing as of the MHC Effective Date, as well as all employment, severance, deferred compensation or “change-in-control” agreements, plans or policies of Strata, but only if such obligations are disclosed in Section 4.1(b)(v) or Section 5.15(a) of Strata’s Disclosure Schedule.

(e) If employees of Strata become eligible to participate in a medical, dental or health plan of Middlesex, Middlesex shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Middlesex, (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Mid-Tier Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Strata Benefit Plan prior to the Mid-Tier Effective Time, and (iii) provide full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation.

(f) Middlesex shall not have any obligation to continue the employment of any employee of Strata, and nothing contained in this Agreement shall give any such Person the right to continued employment with Middlesex after the Mid-Tier Effective Time.

(g) Within 45 days after the date of this Agreement, Middlesex shall designate, in consultation with Strata, certain employees of Strata who will be entitled to receive a “retention” bonus from Middlesex (each a “Designated Employee” and collectively, the “Designated Employees”) in the event such Designated Employee remains an employee of Middlesex as of the Closing Date and/or through a post-Closing transition period to be determined by Middlesex (the “Transition Period”), including systems conversion, if applicable, or if such Designated Employee separates from employment during the Transition Period due to involuntary termination for reasons other than cause (which shall mean gross negligence or dereliction in the performance of such Designated Employee’s duties, dishonesty or commission of a crime), death or disability. The aggregate amount of such retention bonuses for all Designated Employees and the timing of each such bonus shall be determined by Middlesex, in consultation with Strata, within 45 days after the date of this Agreement. Strata and Middlesex expect that retention bonuses shall not be payable to any employee of Strata who is a party to an employment or other agreement that provides severance benefits in the event of a change in control of Strata.

(h) Middlesex shall provide severance pay to any employee of Strata who is not otherwise covered by an employment or other agreement that provides severance benefits in the event of a Change in Control of Strata and who is terminated by Middlesex for reasons other than cause (which shall mean gross negligence or dereliction in the performance of such employee’s duties, dishonesty or commission of a crime) or death or disability in the six (6) month period immediately following the Closing Date. The amount of severance is set forth in Section 7.11(h) of Middlesex’s Disclosure Schedule. Payment of severance pay is conditioned on the execution by such employee of a release of all claims in a form satisfactory to Middlesex and the expiration of any statutory revocation period.

7.12 Notification of Certain Matters. Each of Strata and Middlesex shall give prompt notice to the other of any fact, event or circumstance known to it that (a) if it had been known as of the date of this Agreement, would have been required to have been included in that party’s

Disclosure Schedule, (b) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Strata Material Adverse Effect or a Middlesex Material Adverse Effect, as the case may be, with respect to it, or (c) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained in this Agreement. No such notice by Strata or Middlesex shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Strata or Middlesex’s obligations to consummate the transactions contemplated by this Agreement.

7.13 Update of Disclosure Schedule. Not less than three (3) Business Days prior to the contemplated Closing Date, Strata shall supplement or amend its Disclosure Schedule in writing to reflect any material matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in its Disclosure Schedule or that is necessary to correct any information in its Disclosure Schedule which has been rendered materially inaccurate thereby; provided, however, that Strata shall not be required to update its Disclosure Schedule to the extent such change is a result of any action taken at the request of Middlesex. In addition, at or prior to the MHC Effective Time, Strata shall provide Middlesex with a complete written copy of its Disclosure Schedule, marked to show any and all such supplements and amendments, and/or, if no such supplements or amendments were made to a particular Section of its Disclosure Schedule, Strata shall provide Middlesex with a certificate signed on behalf of them by a duly authorized officer to such effect. No supplement or amendment to Strata’s Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 8.2(a) or Section 8.3(a) hereof or compliance by Strata with the covenants set forth in Article VII hereof.

7.14 Current Information.

(a) As soon as practicable, Strata shall furnish to Middlesex copies of all such financial statements and reports as it shall send to its shareholders, the SEC or any other Governmental Authority, except as legally prohibited thereby.

(b) Promptly upon receipt thereof, Strata shall furnish to Middlesex copies of all internal control reports submitted to Strata by independent auditors in connection with each annual, interim or special audit of the books of Strata made by such auditors.

(c) Strata shall promptly notify Middlesex of any material change in the normal course of business or in the operation of the properties of Strata and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Strata and shall keep Middlesex reasonably informed of such events.

7.15 Loan Loss Reserves. During the period from the date of this Agreement to the MHC Effective Time, Strata shall provide Middlesex with any information Middlesex shall reasonably request regarding Strata Bank’s Loan Loss Reserves.

7.16 ALCO Management. Strata Bank agrees, from the date of this Agreement through the MHC Effective Time, to manage its assets and liabilities in accordance with its asset and liability management policies as in effect on the date of this Agreement, unless otherwise agreed by the parties. Strata Bank shall not amend or modify such policy without the express written consent of Middlesex. Strata Bank agrees to consult with MSB on investment programs to be administered by Strata Bank.

7.17 Transition; Information Systems Conversion. From and after the approval of this Agreement by the shareholders of Service, Strata and Middlesex shall use their reasonable best efforts to facilitate the integration of Strata with the business of Middlesex following the MHC Effective Time, and shall meet on a regular basis during normal business hours to discuss and plan for the conversion of the data processing and related electronic informational systems of Strata (the “Information Systems Conversion”) to those used by Middlesex, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of Strata; (b) non-renewal, after the MHC Effective Time, of personal property leases and software licenses used by Strata in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the MHC Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the MHC Effective Time. Middlesex shall indemnify Strata for any reasonable out-of-pocket fees, expenses or charges that Strata may incur as a result of taking, at the request of Middlesex, any action to facilitate the Information Systems Conversion.

7.18 Takeover Laws. No party shall take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Law, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Law, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby.

7.19 MHC Conversion.

(a) MSB shall use its reasonable best efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities, including the Bank Regulators, necessary to consummate the MHC Conversion, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities; and any initial filings with Governmental Authorities shall be made by MSB as soon as reasonably practicable after the date hereof. As promptly as practicable following receipt of all such permits, consents, approvals and authorizations, and upon the expiration of any applicable waiting period imposed by any Governmental Authority, MSB shall take all actions necessary to consummate the MHC Conversion. MB MHC shall enter into the Joinder Agreement and become a party hereto by signing and delivering at least one executed copy of the Joinder Agreement to all other parties hereto promptly upon completion of the MHC Conversion.

(b) MSB shall keep Strata apprised of the status of material, non-confidential matters relating to completion of the MHC Conversion. Without limiting the foregoing, Middlesex shall promptly furnish Strata with a copy of the non-confidential portions of any applications filed by it with the applicable Bank Regulators related to the MHC Conversion and shall promptly furnish Strata with a copy of any non-confidential notices or other non-confidential communications received by Middlesex from the applicable Bank Regulators related to the MHC Conversion.

7.20 Lease Assignments; Third Party Consents.

(a) Strata shall use its reasonable best efforts to obtain, execute and deliver to Middlesex from each lessor, lessee or other contract party under any real property lease, license, sublease or similar occupancy agreement an Assignment and Assumption of Lease and Landlord Consent in the form attached hereto as Exhibit 7.20(a) (the “Lease Assignments”).

(b) Strata shall use its reasonable best efforts to obtain, execute and deliver to Middlesex the third party consents listed on Section 7.20(b) of Middlesex’s Disclosure Schedule to the extent that any such consent is necessary.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGERS

8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each of the parties hereto to consummate the MHC Merger and the Mid-Tier Merger is subject to the fulfillment, where permitted by law, or written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by holders of not less than two-thirds of the outstanding Service Common Stock entitled to vote at the Service Meeting and any other approvals set forth in Section 5.4 of Strata’s Disclosure Schedule shall have been received.

(b) Corporator Approvals. This Agreement shall have been duly approved by not less than two-thirds of the corporators of Service MHC and not less than two-thirds of the corporators of MB MHC at meetings duly held for that purpose.

(c) Regulatory Approvals. All regulatory approvals required to consummate the Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approval shall contain any Burdensome Condition.

(d) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Transactions.

(e) Tax Opinions. Middlesex shall have received a letter setting forth the written opinion of Goodwin Procter LLP, in form and substance reasonably satisfactory to Middlesex, dated as of the Closing Date, and Strata shall have received a letter setting forth the written opinion of Nutter McClennen & Fish LLP, in form and substance reasonably satisfactory to Strata, dated as of the Closing Date, in each case substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the MHC Merger, the Mid-Tier

Merger and the Bank Merger will qualify as a tax-free reorganization described in Section 368(a) of the Code, and none of the MHC Merger, the Mid-Tier Merger or the Bank Merger will adversely affect such qualification.

8.2 Conditions to Obligation of Strata. The obligation of Strata to consummate the MHC Merger and the Mid-Tier Merger is also subject to the fulfillment or written waiver by Strata prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Middlesex contained in this Agreement shall be true and correct as of the date that each of MB MHC and MSB, respectively, executed this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date that each of MB MHC and MSB, respectively, executed this Agreement, in which case such representations and warranties shall be true and correct as of such date), in any case subject to the standard set forth in the preamble to Article VI and except for changes permitted by this Agreement. Strata shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Middlesex to such effect.

(b) Performance of Obligations of Middlesex. Middlesex shall have performed all obligations, in all material respects, required to be performed by it under this Agreement at or prior to the MHC Effective Time and the Mid-Tier Effective Time. Strata shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Middlesex to such effect.

(c) Middlesex Voting Agreements. Each of the Middlesex Voting Trustees set forth on Annex D shall have entered into a Middlesex Voting Agreement in the form attached as Annex E.

(d) Representation on Middlesex Board. Effective as of the MHC Effective Time, (i) all of the members of the Strata Bank Board of Directors as of the date immediately prior to the MHC Effective Date shall be elected or appointed as corporators of MB MHC and (ii) three (3) of the trustees of Service MHC who are in office as of the date immediately prior to the MHC Effective Date (to be chosen by Middlesex after consultation with Strata) shall be elected or appointed as trustees of MB MHC.

8.3 Conditions to Obligations of Middlesex. The obligations of Middlesex to consummate the MHC Merger and the Mid-Tier Merger are also subject to the fulfillment or written waiver by Middlesex prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Strata contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), in any case subject to the standard set forth in the preamble to Article V and except for changes permitted by this Agreement. Middlesex shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Strata to such effect.

(b) Performance of Obligations of Strata. Strata shall have performed all obligations, in all material respects, required to be performed by it under this Agreement at or prior to the MHC Effective Time and the Mid-Tier Effective Time. Middlesex shall have received a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer of Strata to such effect.

(c) No Parachute Payments. Strata shall not have taken any action or made any payments that would result, either individually or in the aggregate, in any violation of the requirements set forth in Section 4.1(b)(x).

(d) Absence of Strata Changes. From the date of this Agreement through the Closing Date, there shall not have occurred any change that individually or in the aggregate has or would reasonably be expected to have a Strata Material Adverse Effect.

(e) Lease Assignments. Strata shall have obtained and delivered to Middlesex copies of Lease Assignments for each real property lease that is listed in Section 5.4 of Strata’s Disclosure Schedule, each of which Lease Assignment shall be in full force and effect as of the Closing.

(f) Strata Voting Agreements. Each of the Voting Shareholders set forth on Annex A shall have entered into a Shareholder Voting Agreement in the form attached as Annex B and each of the Strata Voting Trustees set forth on Annex A shall have entered into a Strata Trustee Voting Agreement in the form attached as Annex C.

(g) Appraisal Rights. The aggregate number of shares of Service Common Stock at the Mid-Tier Effective Time, the holders of which have demanded purchase of their shares of Service Common Stock in accordance with the provisions of Part 13 of the MBCA, shall not exceed twenty percent (20%) of the shares of Service Common Stock outstanding as of the record date for the Service Meeting.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated and the MHC Merger, the Mid-Tier Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the MHC Effective Time, notwithstanding any requisite approval of this Agreement and the transactions contemplated in this Agreement by the shareholders of Service or the corporators of Service MHC or MB MHC:

(a) Mutual Consent. By mutual consent of Middlesex and Strata in a written instrument.

(b) Delay. By either Middlesex or Strata if the MHC Effective Time shall not have occurred on or before July 31, 2009 (the “Expiration Date”), except to the extent that the failure of the MHC Merger or Mid-Tier Merger then to be consummated arises out of or results from the action or inaction of (i) the party seeking to terminate pursuant to this Section 9.1(b), (ii) any of the Voting Shareholders or the Strata Voting Trustees (if Strata is the party seeking to terminate), or (iii) any of the Middlesex Voting Trustees (if Middlesex is the party seeking to terminate), in each case if the action or inaction is in violation of its obligations under this Agreement or his, her or its obligations under the relevant Voting Agreement.

(c) No Approval. By Strata or Middlesex in the event the approval of any Governmental Authority required for consummation of the MHC Merger, the Mid-Tier Merger or the Bank Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or any governmental entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the Transactions; provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted.

(d) Breach. By Middlesex or Strata (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of: (i) a material breach by Middlesex or Strata, as the case may be, of any representation or warranty contained in this Agreement, which breach would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2(a) or Section 8.3(a), as the case may be, and which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; or (ii) a material breach by Middlesex or Strata, as the case may be, of any of the covenants or agreements contained in this Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach.

(e) No Shareholder or Corporator Approval. By either Middlesex or Strata (provided that the terminating party shall not be in material breach of any of its obligations under Section 7.2 or Section 7.3 ) if (i) any approval of the shareholders of Service required for the consummation of the Mid-Tier Merger shall not have been obtained by reason of the failure to obtain the required vote at the Service Meeting, or, if such Service Meeting shall not have been held or shall have been canceled prior to the Expiration Date; provided, however, that Strata may not terminate the Agreement under this Section 9.1(e)(i) if Service MHC has voted its shares of Service Common Stock against the Mid-Tier Merger; (ii) any approval of the corporators of Service MHC required for the consummation of the MHC Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Service MHC’s corporators or at any adjournment or postponement thereof, or, if such meeting of corporators shall not have been held or shall have been canceled prior to the Expiration Date; or (iii) any approval of the corporators of MB MHC required for the consummation of the MHC Merger shall not have been obtained by reason of the failure to obtain the required vote at the Middlesex Meeting, or, if such Middlesex Meeting shall not have been held or shall have been canceled prior to the Expiration Date.

(f) Service Board Failure to Recommend. By Middlesex (i) if at any time prior to the Service Meeting, (A) Strata shall have materially breached Section 7.7, (B) the Service Board shall have failed to make the Service Board Recommendation, withdrawn the

Service Board Recommendation or modified or changed the Service Board Recommendation in a manner adverse in any respect to the interests of Middlesex (including, without limitation, recommending an Acquisition Proposal in compliance with Section 7.7 (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal or making any statement, filing or release in connection with the Service Meeting or otherwise that is inconsistent with the Service Board Recommendation shall be considered an adverse modification of the Service Board Recommendation)), (C) Strata shall have materially breached its obligations to call, give notice of, convene and hold the Service Meeting in accordance with Section 7.2, (D) the Service Board approves or recommends an Acquisition Proposal, or fails to publicly recommend against a publicly announced Acquisition Proposal within three (3) Business Days of being requested to do so by Middlesex, or (E) Strata resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions, or (ii) if Service MHC shall have (A) failed to recommend (or withdraws such recommendation or modifies or changes such recommendation in a manner adverse in any respect to the interests of Middlesex) that Service MHC’s corporators approve the MHC Merger, (B) materially breached its obligation to call, give notice of, convene and hold a meeting of corporators to approve the MHC Merger, or (C) resolves or otherwise determines to take, or announces and intention to take, any of the foregoing actions.

(g) Certain Tender Offers or other Transactions. By Middlesex, (i) if a Tender Offer is commenced, other than by Middlesex or a Subsidiary thereof, and the Service Board recommends (in compliance with Section 7.7) that the shareholders of Service tender their shares in such Tender Offer or otherwise fails to recommend that such shareholders reject such Tender Offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act, or (ii) if Strata enters into an agreement to effect a Change in Control Transaction.

(h) MB MHC Failure to Recommend. By Strata if (i) MB MHC shall have failed to make the Middlesex Recommendation (or withdraws the Middlesex Recommendation or modifies or changes the Middlesex Recommendation in a manner adverse in any respect to the interests of Strata), or (ii) MB MHC shall have materially breached its obligations to call, give notice of, convene and hold the Middlesex Meeting.

9.2 Effect of Termination; Expenses.

(a) In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void (except as set forth in Section 10.1), subject to Sections 9.3, 9.4 and 9.5, and there shall be no liability on the part of any party hereto, except (i) each party shall remain liable in any action at law or otherwise for any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement or fraud, and (ii) as otherwise provided in this Section 9.2.

(b) If this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the negligence of a party hereto, such party shall be liable to the other party in the amount of $500,000 (the “Expense Amount”) on account of the expenses and opportunity costs incurred in connection with this Agreement and the Transactions.

(c) If this Agreement shall have been terminated by Middlesex or Strata pursuant to (i) Section 9.1(e)(i) or (ii), then Strata shall pay to Middlesex the Expense Amount, or (ii) Section 9.1(e)(iii), then Middlesex shall pay to Strata the Expense Amount.

9.3 Strata Special Payment. As a condition of Middlesex’s willingness, and in order to induce Middlesex, to enter into this Agreement and to reimburse Middlesex for incurring the damages, costs and expenses related to entering into this Agreement and consummating the Transactions, Strata shall pay to Middlesex an amount equal to four percent (4%) of the Aggregate Merger Consideration the “Strata Special Payment”), as follows:

(a) If this Agreement shall have been terminated by Middlesex pursuant to Section 9.1(f) or Section 9.1(g), then Strata shall pay the Strata Special Payment.

(b) If this Agreement shall have been terminated

(i) by Middlesex pursuant to Section 9.1(d) because of Strata’s willful breach of any representation, warranty, covenant or agreement under this Agreement;

(ii) by Middlesex or Strata pursuant to Section 9.1(e)(i);

(iii) by Middlesex or Strata pursuant to Section 9.1(b) without a vote of the shareholders of Service contemplated by this Agreement having occurred,

and in the case of clause (i), (ii) and (iii), an Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the senior management or the Service Board (or any Person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and not withdrawn at least ten (10) days prior to the date of the Service Meeting, in the case of clause (ii), or the date of termination, in the case of clauses (i) or (iii), then if and only if within 12 months after such termination Strata enters into a definitive agreement with respect to a Change in Control Transaction, or a Change in Control Transaction is consummated, then Strata shall pay the Strata Special Payment payable to Middlesex.

9.4 Middlesex Special Payment

As a condition of Strata’s willingness, and in order to induce Strata, to enter into this Agreement and to reimburse Strata for incurring the damages, costs and expenses related to entering into this Agreement and consummating the Transactions, Middlesex shall pay to Strata an amount equal to four percent (4%) of the Aggregate Merger Consideration (the “Middlesex Special Payment”) if this Agreement shall have been terminated by Strata pursuant to Section 9.1(h).

9.5 Other Termination Provisions

(a) Exclusivity of Remedy. Without limiting the parties’ rights under Section 10.9 of this Agreement, if (i) Strata pays or causes to be paid to Middlesex the Strata Special Payment and/or the Expense Amount under the circumstances specified in this Article IX, Strata shall not have any further obligations or liabilities to Middlesex with respect to this Agreement or the transactions contemplated by this Agreement, and (ii) Middlesex pays or causes to be paid to Strata the Middlesex Special Payment and/or the Expense Amount under the circumstances specified in this Article IX, Middlesex shall not have any further obligations or liabilities to Strata with respect to this Agreement or the transactions contemplated by this Agreement.

(b) Effect on Standstill Arrangements. In the event Strata pays to Middlesex the Strata Special Payment, any standstill provisions contained in the Confidentiality Agreement referred to in Section 7.7 shall terminate.

(c) Payment Required. Any payment required under this Article IX shall be payable by wire transfer of immediately available funds to an account designated by the receiving party within two (2) Business Days after demand by the receiving party.

ARTICLE X

MISCELLANEOUS

10.1 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the MHC Effective Time (other than agreements or covenants contained in this Agreement that by their express terms are to be performed after the MHC Effective Time). If this Agreement is terminated prior to the MHC Effective Time, no representations, warranties, agreements or covenants contained in this Agreement shall survive such termination (other than Sections 7.6(b) and 9.3, and this Article X, all of which (other than Section 10.12) shall survive any such termination).

10.2 Waiver; Amendment. Prior to the MHC Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among those parties that have executed this Agreement and executed in the same manner as this Agreement, except that after the Service Meeting, no amendment shall be made which law requires further approval of Service’s shareholders without obtaining such approval.

10.3 Counterparts and Facsimile Signatures. This Agreement may be executed and delivered in any number of counterparts. When each party has signed and delivered at least one counterpart to all other parties, each counterpart shall be deemed an original and all counterparts, taken together, shall constitute one and the same agreement, which shall be binding and effective on the parties hereto. This Agreement shall become binding on MSB and each of the Strata parties once it has been executed by authorized representatives of each. This Agreement shall become binding on MB MHC once the MHC Conversion has been consummated and an authorized representative of MB MHC has executed the Joinder Agreement. Facsimile execution and delivery of this Agreement and any Annexes, Exhibits, Schedules and Appendices by any of the parties shall be legal, valid and binding execution and delivery of such document for all purposes.

10.4 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Massachusetts that are applicable to contracts made and to be performed entirely within such state without regard to its rules of conflict of laws. Each of Strata and Middlesex hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States of America located in the Commonwealth of Massachusetts (the “Massachusetts Courts”) for any litigation arising out of or relating to this Agreement and the Transactions (and agrees not to commence any litigation relating thereto except in such Massachusetts Courts), waives any objection to the laying of venue of any such litigation in the Massachusetts Courts and agrees not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the Commonwealth of Massachusetts, to appoint and maintain an agent in the Commonwealth of Massachusetts as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the Commonwealth of Massachusetts.

10.5 Expenses. Except as otherwise provided in Section 9.2, each party hereto shall bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel.

10.6 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by courier (signature required) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Strata to:

Service Bancorp, M.H.C.

81 Main Street

Medway, Massachusetts 02053

Attention: President & Chief Executive Officer

Fax: (508) 520-2454

With a copy to:

Nutter McClennen & Fish LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: Kenneth F. Ehrlich and Michael K. Krebs

Fax: (617) 310-9989

If to MB MHC or MSB to:

Middlesex Savings Bank

6 Main Street

Natick, Massachusetts 01760

Attention: President & Chief Executive Officer

Fax: (508) 653-8146

With a copy to:

Goodwin Procter LLP

53 State Street

Boston, Massachusetts 02109

Attention: Lynne B. Barr

Fax: (617) 523-1231

10.7 Entire Understanding; No Third-Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement (together with the Exhibits, Annexes and Schedules), the Bank Merger Agreement and the other Transaction Documents represent the entire understanding of the parties hereto and thereto with reference to the Transactions, and this Agreement, the Bank Merger Agreement and the other Transaction Documents supersede any and all other oral or written agreements heretofore made. Except for (a) the provisions of Article III concerning payment of the Per Share Merger Consideration, which shall inure to the holders of Service Common Stock but, prior to the MHC Effective Time, may only be enforced by Strata acting on their behalf, (b) the Indemnified Parties’ right to enforce Middlesex’s obligation under Section 7.9, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and (c) the severance benefits contemplated by Section 7.11(h), nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.8 Severability. Except to the extent that application of this Section 10.8 would have a Strata Material Adverse Effect or a Middlesex Material Adverse Effect, as the case may be, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

10.9 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Massachusetts Court, this being in addition to any other remedy to which they are entitled at law or in equity.

10.10 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to sections include subsections which are part of the related sections (e.g., a section numbered “Section 5.5(a)” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5(a)”).

10.11 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.12 Alternative Structure. Notwithstanding any provision of this Agreement to the contrary, the parties may at any time modify the structure of the Transactions, subject to the prior written consent of all parties, which consent shall not be unreasonably withheld or delayed, provided that the Aggregate Merger Consideration to be paid to the holders of Service Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, such modification shall not adversely affect the Tax treatment of Service’s shareholders as a result of receiving the Aggregate Merger Consideration, and such modification shall not materially delay or jeopardize receipt of any required approvals of Governmental Authorities.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

MIDDLESEX SAVINGS BANK

By:	/s/ John R. Heerwagen
Name:	John R. Heerwagen
Title:	Chief Executive Officer

SERVICE BANCORP, M.H.C.

By:	/s/ Edward A. Hjerpe III
Name:	Edward A. Hjerpe III
Title:	Interim President and CEO

SERVICE BANCORP, INC.

By:	/s/ Edward A. Hjerpe III
Name:	Edward A. Hjerpe III
Title:	Interim President and CEO

STRATA BANK

By:	/s/ Edward A. Hjerpe III
Name:	Edward A. Hjerpe III
Title:	Interim President and CEO

ANNEX A

VOTING SHAREHOLDERS AND STRATA VOTING TRUSTEES

Voting Shareholders

Shareholder	Shares[1]		Option Shares
Mark L. Abbate	4,500	[2]	0
John E. Brabazon	400		0
John J. Burns	400	[2]	0
Amy Costello	5,275	[3]	0
Richard Giusti	6,625		4,500
Edward A. Hjerpe III	10,000		0
Kenneth C.A. Isaacs	12,625		4,500
Paul V. Kenney	2200		1,000
Stephen B. Lincoln, Jr.	200	[2]	0
Eugene R. Liscombe	1,700	[4]	200
Lawrence E. Novick	5,125		2,000
David L. Porter	400		0
Kelly A. Verdolino	15,795	[5]	400
Randal D. Webber	4,000		0

Strata Voting Trustees

John E. Brabazon

John J. Burns

Richard Giusti

Kenneth C.A. Isaacs

Paul V. Kenney

Stephen B. Lincoln, Jr.

Eugene R. Liscombe

Lawrence E. Novick

David L. Porter

Kelly A. Verdolino

[1]	Includes restricted stock subject to future vesting, but as to which voting may currently be directed.
[2]	Includes shares owned jointly with spouse.
[3]	Includes 2,475 shares held through the Bank’s 401(k).
[4]	Includes 1,200 shares held through Mr. Liscombe’s Individual Retirement Account.
[5]	Does not include 150 shares held in the IRA of Ms. Verdolino’s husband.

ANNEX B

[Annex B is filed herewith as Exhibit 99.1]

ANNEX C

[Annex C is filed herewith as Exhibit 99.2]

ANNEX D

MIDDLESEX VOTING TRUSTEES

Middlesex Voting Trustees

Peter M. Burke

Robert E. Carr

Arthur J. Chaves

Robert G. Ciccarelli

James F. Coleman

Betty C. Courtemanche

Joan M. Craig

Arthur B. Fair

George F. Fiske, Jr.

Carolyn Hatch Flood

Paul J. Gerry, Jr.

Anisia Gifford-Lundberg

Robert M. Greenough

Janice P. Guy

John R. Heerwagen

Donald A. Hoyt

William W. Jackson

A. James Lavoie

Jean H. Lynch

Richard J. Massarelli

Joann C. McKenna

Richard J. Napoli

Raymond L. Page

Richard M. Presti

Lauren Stiller Rikleen

Carl W. Schnapp

William G. Wilkinson

ANNEX E

[Annex E is filed herewith as Exhibit 99.3]